    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997



                                                      REGISTRATION NO. 333-38437

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       To


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            PARKER DRILLING COMPANY
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                        73-0618660
          (State or other jurisdiction                           (I.R.S. Employer
       of incorporation or organization)                       Identification No.)

                                                                  JAMES J. DAVIS
                                                       SENIOR VICE PRESIDENT - FINANCE AND
              8 EAST THIRD STREET                            CHIEF FINANCIAL OFFICER
             TULSA, OKLAHOMA 74103                             8 EAST THIRD STREET
                 (918) 585-8221                               TULSA, OKLAHOMA 74103
  (Address, including zip code, and telephone                     (918) 585-8221
                     number,                         (Name, address, including zip code, and
 including area code, of Registrant's principal                 telephone number,
                executive offices)                  including area code, of agent for service)
                                           Copies to:
                 T. MARK KELLY
             C. MICHAEL HARRINGTON
             VINSON & ELKINS L.L.P.
             2300 FIRST CITY TOWER                                CURTIS W. HUFF
               1001 FANNIN STREET                          FULBRIGHT & JAWORSKI L.L.P.
           HOUSTON, TEXAS 77002-6760                        1301 MCKINNEY, SUITE 5100
                 (713) 758-2222                             HOUSTON, TEXAS 77010-3095
              (713) 758-2346 (FAX)                                (713) 651-5151

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                              PROPOSED            PROPOSED
      TITLE OF EACH CLASS OF            AMOUNT TO BE      MAXIMUM OFFERING    MAXIMUM AGGREGATE       AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED       PRICE PER UNIT(1)   OFFERING PRICE(1)   REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.16 2/3 par value...   11,500,000 shares        $16.10           $185,150,000         $56,107(2)
====================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, on the basis of the high and low prices of the Common Stock on the New York Stock Exchange Composite Tape on October 17, 1997.


(2) Previously paid.


                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 1997


PROSPECTUS
          , 1997

                               10,000,000 SHARES

                            PARKER DRILLING COMPANY

   [PARKER DRILLING LOGO]         COMMON STOCK

     All of the shares of common stock, $.16 2/3 par value ("Common Stock"), of Parker Drilling Company (the "Company" or "Parker") offered hereby are being issued and sold by the Company (the "Offering").


     The Common Stock is traded on the New York Stock Exchange under the symbol "PKD." On October 31, 1997, the closing sale price of the Common Stock on the New York Stock Exchange Composite Tape was $14 13/16 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------
                                           PRICE                  UNDERWRITING                 PROCEEDS
                                           TO THE                DISCOUNTS AND                  TO THE
                                         PUBLIC(1)               COMMISSIONS(2)               COMPANY(3)
---------------------------------------------------------------------------------------------------------------
Per Share........................            $                         $                          $
Total(4).........................            $                         $                          $
---------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to 1,500,000 additional shares of Common Stock on the same terms as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option were exercised in full, the total Price to the Public, total Underwriting Discounts and Commissions and total Proceeds to the Company would be
    $          , $          and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment
therefor in New York, New York on or about           , 1997.

                              JOINT LEAD MANAGERS

DONALDSON, LUFKIN & JENRETTE                           JEFFERIES & COMPANY, INC.
         SECURITIES CORPORATION

                               ------------------

BEAR, STEARNS & CO. INC.                      PRUDENTIAL SECURITIES INCORPORATED

               [PHOTO]
                                          Left:
                                          An independent leg cantilever jackup
                                          rig, one of the rigs to be acquired in
                                          the Hercules Acquisition, operating in
                                          the Gulf of Mexico.

                                                         [PHOTO]
Right:
One of the Company's deep drilling
barge rigs operating in the transition
zone of Louisiana.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997;


          (ii) the Company's Current Reports on Form 8-K filed September 19, October 17 and November 25, 1996 and October 31, 1997; and



          (iii) the Company's Current Reports on Form 8-K/A filed October 24, 1996 and January 6, 1997.


     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO PUBLIC RELATIONS DEPARTMENT, PARKER DRILLING COMPANY, 8 EAST THIRD STREET, TULSA, OKLAHOMA 74103, TELEPHONE
(918) 585-8221.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the pro forma information presented herein gives effect to (i) the acquisition of Mallard Bay Drilling, Inc. ("Mallard") in November 1996, (ii) the acquisition of Quail Tools, Inc. ("Quail") in November 1996, (iii) the pending acquisitions of Hercules Offshore Corporation and Hercules Rig Corp. (collectively, "Hercules"), (iv) the financings related to these acquisitions, and (v) the Offering and the application of the estimated net proceeds therefrom. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option with respect to the Offering will not be exercised. References to "Parker" or the "Company" in this Prospectus include Parker Drilling Company and, unless the context otherwise requires, its subsidiaries.

                                  THE COMPANY

     Parker is a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and in international and domestic land oil and gas producing regions. The Company's growth strategy is focused on higher margin offshore and transition zone drilling and workover markets. Consistent with this strategy, in November 1996, the Company acquired
(i) Mallard, the second-largest barge drilling and workover company in the transition zones of the Gulf of Mexico (the "Mallard Acquisition"), and (ii) Quail, a leading provider of specialized rental equipment for drilling and workover operations, primarily in the Gulf of Mexico (the "Quail Acquisition"). In July 1997 the Company acquired the assets of Bolifor, S.A. ("Bolifor"), a leading provider of land contract drilling services in Bolivia (the "Bolifor Acquisition"). In addition, in May 1997 the Company entered into agreements to acquire the capital stock of Hercules, a leading provider of contract drilling and workover services in the shallow waters of the Gulf of Mexico (the "Hercules Acquisition").


     With the closing of the pending acquisition of Hercules, Parker's rig fleet will consist of 35 barge drilling and workover rigs, eight offshore jackup rigs, six offshore platform rigs and 74 land rigs. The Company's barge rig fleet is dedicated to transition zone waters, which are generally defined as extending from the coast to depths of up to 25 feet. The Company's offshore jackup and platform rig fleets currently operate in the Gulf of Mexico market. The Company's land rig fleet generally consists of premium and specialized deep drilling rigs, with 61 of its 74 land rigs capable of drilling to depths of 15,000 feet or greater. In addition, 21 of the Company's land rigs are helicopter-transportable, thus establishing the Company as the dominant operator in the heli-rig market throughout the world. The diversity of the Company's rig fleet, both in terms of geographic location and asset class, enables the Company to provide a broad range of services to oil and gas operators around the world and to take advantage of market upturns, while reducing its exposure to downturns in any particular sector or region.


     The oilfield services industry has experienced a significant increase in activity in the last two years as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, stronger oil and gas prices and reduced drilling costs due in large part to improved technology. In the offshore drilling market, including transition zones, rig dayrates and utilization levels are at a 15-year high with many markets at or approaching full utilization. The land drilling industry, both in the United States and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including stronger commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its recent and pending acquisitions, the Company is capitalizing on these improving conditions.

BUSINESS STRATEGY

     The Company's objective is to continue to expand its position as a worldwide provider of contract drilling and drilling related services in order to achieve revenue and earnings growth. To accomplish this objective, the Company's business strategy is to (i) expand and diversify the Company's market position in transition zones and in offshore drilling markets worldwide; (ii) capitalize on the increased demand for contract drilling services in the Company's core drilling markets by upgrading its existing rigs with newer technology equipment and by pursuing the purchase of additional rigs in international markets; and (iii) expand and diversify its operations by pursuing additional acquisitions of complementary assets and businesses.

PENDING TRANSACTION

     In May 1997, the Company entered into agreements to acquire Hercules for $195 million. Hercules owns a fleet of seven jackup rigs and three self-erecting platform rigs. A fourth platform rig, which was leased to a company in Brazil, has been purchased by that company pursuant to a buy-out option contained in the lease. Hercules is the second-largest jackup drilling and workover company in the shallow offshore waters of the Gulf of Mexico. The Hercules Acquisition will further expand and complement the Company's presence in the Gulf of Mexico shallow water market and will provide opportunities to operate jackup rigs internationally. Additionally, the Hercules fleet of three platform rigs will augment the Company's existing offshore platform rig business. The Hercules Acquisition is subject to various conditions, including approval by the Malaysian Securities Commission and by the shareholders of Trenergy (Malaysia) BHD ("Trenergy"), and closing by December 31, 1997. Although there can be no assurance as to the closing of the transaction, management expects the Hercules Acquisition to close by year-end 1997. The Hercules Acquisition will be partially funded from the proceeds of the Offering. See "Hercules Acquisition," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          RECENT OPERATING INFORMATION

     The pro forma combined financial information presented in this Prospectus is based on historical revenues and operating data of the Company, Mallard, Quail and Hercules. The Company believes that such historical data is not indicative of the operating performance expected to be achieved by the Company in fiscal 1998 and future years, as such information does not reflect current dayrates and utilization levels which are, in general, substantially above historical levels. The following supplemental pro forma information with respect to the Company's transition zone and offshore drilling operations, including the rigs to be acquired in the Hercules Acquisition, is based on current operating data, and should be read in conjunction with the pro forma financial information provided elsewhere herein. Further, the ability of the Company to maintain the assumed utilization rates and dayrates is dependent upon future market conditions and is subject to the risk factors described under "Risk Factors." The Company believes that, based on information available to it, absent a material decline in the demand and prices for oil and natural gas, the current market conditions should continue into 1998.


     Transition Zone Operations. Within the Company's transition zone operations in the Gulf of Mexico, dayrates and utilization levels have increased significantly throughout 1997. In addition, as a result of increasing demand for drilling services, the Company has been able to introduce additional barge rigs into service in its transition zone markets and additional platform rigs in the Gulf of Mexico. On an annualized pro forma basis, assuming the Company's rigs available for service as of September 30, 1997 operated at the average utilization levels experienced in fiscal 1997 at average dayrates in effect as of September 30, 1997, the barge drilling and workover rigs would have generated an incremental $18.0 million of revenue.


     Offshore Drilling Operations. As a result of increasing demand for offshore drilling services and tightening supply of jackup and platform rigs equipped to drill in such waters, dayrates and utilization levels have increased significantly. On an annualized pro forma basis, assuming the jackup rigs and platform rigs available for service as of September 30, 1997 operated at the average utilization levels experienced in fiscal 1997 at average dayrates in effect as of September 30, 1997, the rigs would have generated an incremental $10.9 million of revenue.

                                  THE OFFERING

Common Stock Offered.......  10,000,000 shares

Common Stock Outstanding
    After the Offering.....  86,679,669 shares(1)

Use of Proceeds............  To finance (i) a portion of the consideration payable in the Hercules Acquisition estimated at approximately $25 million, (ii) planned capital expenditures aggregating approximately $85 million to construct, modify or upgrade barge and land drilling rigs, (iii) the purchase of drill pipe for approximately $20 million and (iv) the purchase, upgrade and relocation of a drilling barge at an estimated cost of up to $22 million and, to the extent of any remaining net proceeds or in the event the Hercules Acquisition is not consummated, other general corporate purposes. Pending the application of the net proceeds of the Offering, the Company intends to repay the outstanding balance of its bank term loan of $90 million. See "Use of Proceeds."

Common Stock Listing.......  The Common Stock is listed on the New York Stock
                             Exchange (the "NYSE") under the symbol "PKD."

Risk Factors...............  An investment in the Common Stock involves certain risks that a potential investor should carefully evaluate prior to making an investment. See "Risk Factors."
---------------

(1) Based on the number of shares outstanding as of August 31, 1997. Excludes 4,184,000 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans and 11,371,020 shares of Common Stock reserved for issuance upon conversion of the Company's 5 1/2% Convertible Subordinated Notes due 2004 (the "Convertible Notes").

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents for the periods indicated certain historical and pro forma financial data for the Company. The following information should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical financial statements of Parker, Mallard, Quail and Hercules, including the notes thereto, and the Unaudited Pro Forma Combined Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                                            YEAR ENDED AUGUST 31,
                                               ------------------------------------------------
                                                                                      PRO FORMA
                                                 1995         1996         1997        1997(1)
                                               --------     --------     --------     ---------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.............................   $157,371    $156,652     $311,644     $403,993
  Operating expenses:
     Drilling, rental and other..............    120,891     116,438      203,250      265,064
     Depreciation, depletion and
       amortization..........................     23,745      23,061       46,256       60,885
     General and administrative..............     14,232      15,756       14,414       14,414
                                                --------    --------     --------     --------
          Total operating expenses...........    158,868     155,255      263,920      340,363
                                                --------    --------     --------     --------
  Operating income (loss)....................     (1,497)      1,397       47,724       63,630
  Interest income (expense), net.............      1,184       1,507      (27,484)     (37,236)
  Other income (expense).....................      7,413       5,663        3,316        3,243
                                                --------    --------     --------     --------
  Income (loss) before income taxes..........      7,100       8,567       23,556       29,637
  Income tax expense.........................      3,184       4,514        7,241        7,371
                                                --------    --------     --------     --------
  Net income (loss)..........................   $  3,916    $  4,053     $ 16,315     $ 22,266
                                                ========    ========     ========     ========
  Earnings (loss) per share (fully
     diluted)................................   $    .07    $    .07     $    .23     $    .27
                                                ========    ========     ========     ========
  Weighted average shares outstanding (fully
     diluted)................................ 55,332,541  57,466,183   72,049,124   82,866,457
                                              ==========  ==========   ==========   ==========
OTHER FINANCIAL DATA:
  EBITDA(2)..................................   $ 22,248    $ 24,458     $ 93,980     $124,515
  Capital expenditures:
     Maintenance.............................      5,133       6,646       14,702       16,471
     Other...................................     16,407      24,190       72,724       84,355


                                                                  AUGUST 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(3)
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and other short-term investments...  $212,789    $   69,242
  Property, plant and equipment, net........................   439,651       588,651
  Total assets..............................................   984,136     1,050,285
  Total long-term debt, including current portion...........   567,126       477,126
  Total stockholders' equity................................   348,723       490,655


---------------

(1) Pro forma information gives effect to the Offering and the use of net proceeds therefrom, the acquisitions of Mallard, Quail and Hercules and the financings related to these acquisitions as if these transactions had occurred on September 1, 1996. See "Unaudited Pro Forma Combined Financial Statements."

(2) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented hereby to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) Gives effect to the Offering at an assumed public offering price of $16.50 per share and the use of the estimated net proceeds therefrom of approximately $157.2 million and the consummation of the Hercules Acquisition as if these transactions had occurred on August 31, 1997. See "Capitalization."

                               RIG ACTIVITY DATA

     The following table presents for the periods indicated certain rig activity data for the Company, including Mallard, which was acquired on November 12, 1996, and for the rigs to be acquired in the Hercules Acquisition:


                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                         1993      1994      1995      1996     FISCAL 1997   CURRENT(1)
                                        -------   -------   -------   -------   -----------   ----------
                                                (AVERAGE FOR PERIOD)
TRANSITION ZONE RIG DATA(2)
Domestic barge deep drilling:
  Rigs available for service(3).......      7.0       7.0       7.0       7.0         7.8          8.0
  Utilization rate of rigs available
     for service(4)...................       83%       73%       75%       86%         98%          88%
  Dayrate.............................  $ 9,606   $13,537   $12,880   $13,793     $15,660      $18,985
  Cold stacked rigs(3)................      1.0       1.0       1.0       2.0         3.0          3.0
Domestic barge intermediate drilling:
  Rigs available for service(3).......      5.0       5.0       5.0       5.0         4.1          4.0
  Utilization rate of rigs available
     for service(4)...................       77%       65%       74%       85%         95%         100%
  Dayrate.............................  $ 7,671   $10,432   $10,143   $10,381     $11,149      $13,825
  Cold stacked rigs(3)................      0.0       0.0       0.0       0.0         0.0          0.0
Domestic barge workover and shallow
  drilling:
  Rigs available for service(3).......     10.0       9.0       7.3       8.7         8.7         10.0
  Utilization rate of rigs available
     for service(4)...................       66%       48%       66%       71%         83%          60%
  Dayrate.............................  $ 6,742   $ 8,181   $ 8,066   $ 7,595     $ 8,650      $10,254
  Cold stacked rigs(3)................     12.0      13.0      12.6       6.3         6.3          5.0
International barge drilling:
  Rigs available for service(3).......      1.0       1.0       1.0       1.7         3.5          3.0
  Utilization rate of rigs available
     for service(4)...................       57%       46%       89%       89%         92%         100%
  Dayrate.............................  $22,049   $23,531   $25,141   $25,302     $25,022      $25,183
  Cold stacked rigs(3)................      0.0       0.0       0.0       1.0         0.5          1.0

OFFSHORE RIG DATA(2)
Jackup rigs(5):
  Rigs available for service(3).......      2.7       3.5       5.0       5.0         5.8          6.0
  Utilization rate of rigs available
     for service(4)...................       97%       76%       89%       97%        100%         100%
  Dayrate.............................  $16,071   $15,429   $14,629   $19,390     $23,326      $26,433
  Cold stacked rigs(3)................      0.0       0.0       0.0       0.0         0.0          1.0
Platform rigs(6):
  Rigs available for service(3).......      5.0       4.5       4.0       3.2         3.0          3.0
  Utilization rate of rigs available
     for service(4)...................       82%       68%       50%       91%         96%         100%
  Dayrate.............................  $ 8,101   $ 9,379   $ 9,466   $12,226     $14,029      $16,333


                                                           YEAR ENDED AUGUST 31,
LAND RIG DATA                                         --------------------------------
                                                      1993   1994   1995   1996   1997   CURRENT(1)
                                                      ----   ----   ----   ----   ----   ----------
Utilization rate of international land rigs(7)......   40%    56%    54%    55%    63%       73%
Utilization rate of domestic land rigs(7)(8)........   41%    45%    46%    56%    87%      100%

---------------

(1) As of September 30, 1997.
                                               (Footnotes Continue on Next Page)

(2) Transition zone rig data for fiscal year 1997 is presented for the period November 12, 1996, the acquisition date of Mallard, through August 31, 1997. Offshore rig data for fiscal year 1997 is presented for the 12 months ended September 30, 1997.

(3) The number of rigs is determined by calculating the number of days each rig was in the fleet, e.g., a rig under contract or available for contract for an entire year is 1.0 "rigs available for service" and a rig cold stacked for one quarter is 0.25 "cold stacked rigs." "Rigs available for service" includes rigs currently under contract or available for contract. "Cold stacked rigs" includes all rigs that are stacked and would require significant refurbishment before being placed into service. Rig No. 52, which suffered a blowout in June 1997, is also included as a cold stacked rig under current information for domestic barge deep drilling.

(4) Rig utilization rates are based on a weighted average basis assuming 365 days availability for all rigs available for service. Rigs acquired or disposed of have been treated as added to or removed from the rig fleet as of the date of acquisition or disposal. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(5) Reflects information on the seven jackup rigs to be acquired by the Company in the Hercules Acquisition, one of which is currently undergoing refurbishment and is expected to be placed into service in January 1998, but does not include one cold stacked jackup rig owned by the Company.

(6) Reflects the three platform rigs to be acquired by the Company in the Hercules Acquisition. Does not include three of the Company's previously cold stacked platform rigs, two of which have been refurbished and put in service in January and April 1997 and at September 30, 1997 were operating at dayrates of $20,480 and $18,400, respectively, and one additional cold stacked platform rig. Also does not include two platform rigs located offshore Peru that will be sold under an agreement effective May 1997.

(7) Parker calculates its land rig utilization rates on a weighted average basis assuming 365 days availability for all of its rigs. Rigs retired, disposed of or reclassified as assets held for sale have been treated as removed from the rig fleet as of the last day of each fiscal period, except as described in footnote (8) below. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(8) Domestic utilization for the fiscal years ended August 31, 1993, 1994 and 1995 has been adjusted to reflect the removal of 16 domestic mechanical rigs in August 1994 and the sale of an additional 22 such rigs in August 1996. Including these 38 domestic rigs during such periods, historical domestic utilization was as follows: 1993 -- 14%, 1994 -- 15%, and 1995 -- 21%.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as the consummation of the Hercules Acquisition, future operating results of the Company's and Hercules' rigs, future capital expenditures and investments in the acquisition and refurbishment of rigs (including the amount and nature thereof), repayment of debt, expansion and growth of operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of oil and gas, foreign exchange and currency fluctuations, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                  RISK FACTORS

     Each investor should carefully examine this entire Prospectus and should give particular attention to the risk factors set forth below.

SUBSTANTIAL LEVERAGE


     As of August 31, 1997, as adjusted for the sale of the shares of Common Stock offered hereby and the application of the net proceeds thereof, the Company's total long-term debt and stockholders' equity would have been $477.1 million and $490.7 million, respectively. See "Capitalization." The Company's level of indebtedness will have several important effects on its future operations, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; and (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required, among other things, to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.


FAILURE TO CLOSE THE HERCULES ACQUISITION

     The closing of the Hercules Acquisition is subject to certain conditions, including approval of the Malaysian Securities Commission and Kuala Lumpur Stock Exchange and requisite approval of the shareholders of Trenergy. The Hercules Acquisition is also subject to the closing occurring on or before December 31, 1997. It is anticipated that the closing of the Offering will occur prior to the satisfaction of all conditions to consummate the Hercules Acquisition. No assurance can be given that the Hercules Acquisition will be completed. If the closing of the Hercules Acquisition does not occur, the Company intends to use the approximately $25 million of the net proceeds of the Offering related to the acquisition for general corporate purposes. In addition, the Company, under certain circumstances, may be required to pay to Trenergy a fee of

$5 million if the closing does not occur due to the fault or inability of the Company to perform its obligations. See "Hercules Acquisition" and "Use of Proceeds."

INDUSTRY CONDITIONS

     The Company's revenues and earnings are affected directly by the worldwide level of oil and gas exploration and development activity. The level of such activity is affected by many factors over which the Company has no control, including, among others, the market prices of oil and gas, the volatility of such prices, the levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and gas producers, governmental regulation and trade restrictions, the level of worldwide economic activity, political stability in major oil producing areas, the development of alternate energy sources and the long-term effect of worldwide energy conservation measures. There can be no assurance that current levels of exploration and development activities of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

RISKS OF INTERNATIONAL OPERATIONS

     A significant portion of Parker's operations is conducted in international markets, including South America, the Asia Pacific region and West Africa. International activities accounted for approximately 53% of the Company's operating revenues for the year ended August 31, 1997. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, termination of existing contracts, taxation policies, foreign exchange restrictions and fluctuations and other risks arising out of foreign governmental sovereignty over certain areas in which the Company conducts operations. Although the Company seeks to protect against some of these risks through insurance, insurance is not available for all types of risks or for all areas in which the Company operates. To the extent insurance is available for a particular risk, there can be no assurance that such insurance will be sufficient to cover all losses that could be incurred with respect to a particular covered risk. Losses from these factors could be material in those countries where the Company has a significant concentration of assets.

     The Company's Nigerian operations are subject to certain risks relating to political instability in Nigeria and the possibility of the promulgation of legislation or regulations by the United States that, if adopted, could restrict the ability of the Company and some of its customers to engage in trade with and invest in Nigeria. Since beginning operations in 1991, Mallard has not been materially affected by political instability in Nigeria, but other rig contractors have in recent years experienced work stoppages and delays relating to civil unrest in Nigeria. A contract for one of the Company's rigs in Nigeria, however, was terminated in August 1997, and that rig has been mobilized to the Gulf of Mexico where it is undergoing modifications for future international service. If the United States were to adopt legislation or regulations restricting operations in Nigeria or if civil unrest in Nigeria were to reoccur, the Company could lose an important source of income and could be required to redeploy its remaining rigs out of Nigeria. The costs of such redeployment might not be reimbursable, and such costs, together with the lost revenues resulting from a termination of its Nigerian operations, could have a material adverse effect on the Company. Revenues and operating income attributable to the Company's Nigerian operations for the year ended August 31, 1997 were $27.0 million and $7.4 million, respectively.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's drilling operations are subject to various hazards inherent in the drilling of oil and gas wells, including blowouts, reservoir damage, loss of well control, cratering, and oil and gas well fires. Such events can result in personal injury or death, severe damage to or destruction of equipment and facilities, suspension of operations, and substantial damage to surrounding areas and the property of others. The Company's offshore operations also are subject to hazards inherent in marine operations, such as capsizings, groundings, collisions, damage from weather, sea damage or unsound location. Generally, the Company obtains indemnification from its customers by contract for certain of these risks. To the extent not transferred to customers by contract, the Company seeks protection against such risks through insurance. However, potential liabilities associated with oilfield casualties or losses could arise in risk categories where no insurance has been purchased, where claims exceed the applicable insurance coverage, or where indemnification is not available or satisfied. The occurrence of events that are not fully insured or the failure of a customer to meet its indemnification obligations could have a material adverse effect on the Company. In addition, there can be no assurance that insurance will be available or, even if available, that insurance premiums or other costs will not rise sharply in the future.

INTEGRATION OF ACQUISITIONS

     The Mallard Acquisition and the Quail Acquisition have required the Company to integrate and manage businesses that are related to, but substantially different from, Parker's historical land drilling business. In addition, the Hercules Acquisition will require assimilation of operations into the Company's existing businesses. No assurance can be given that the Company will be successful in managing and incorporating the acquired businesses into its existing operations or that such activities will not require a disproportionate amount of management's attention. The Company's failure to successfully incorporate the acquired businesses into its existing operations, or the occurrence of unexpected costs or liabilities in the acquired businesses, could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF ACQUISITION STRATEGY

     The Company's growth strategy includes the acquisition of other oilfield service businesses. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Future acquisitions may require the Company to incur additional indebtedness or issue capital stock to finance such acquisitions. Depending on the Company's operating performance, the provisions of the Company's bank credit facility or the terms of its 9 3/4% Senior Notes due 2006 (the "9 3/4% Senior Notes") may limit the ability of the Company to incur additional indebtedness, thereby restricting funds available to finance future acquisitions. In addition, competition for acquisition opportunities in the industry has escalated due to market conditions. There can be no assurance that such competition for acquisitions will not continue to increase, thereby increasing the cost to the Company of making further acquisitions or causing such acquisitions to be prohibitively expensive for the Company.

COMPETITION

     The drilling market is competitive. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price and availability are significant factors in determining which contractor is awarded a job. The Company believes that the market for drilling contracts will continue to be competitive for the foreseeable future. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to acquire existing rigs or to build new rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future or that such competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Competition."

RISK OF UPGRADE AND REFURBISHMENT PROJECTS

     The Company's business strategy contemplates significant expenditures to upgrade and refurbish certain of its rigs. These projects are subject to the risks of delay or cost overruns inherent in large refurbishment projects, including shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Any substantial delay in placing such rigs in service could have an adverse effect on the operations of the Company.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry, including environmental and safety matters. Some of the Company's activities take place in or near ecologically sensitive areas, such as wetlands, beaches and inland waterways. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. In addition, the regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contamination under certain circumstances. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is legally responsible. Certain environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company has made and will continue to make expenditures to comply with environmental and safety requirements. Because the requirements imposed by such laws and regulations are subject to change, the Company is unable to predict the ultimate cost of compliance with such requirements. The modification of existing foreign or domestic laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, political, environmental or other reasons could have a material adverse effect on the Company by limiting drilling opportunities. See
"Business -- Government Regulation and Environmental Matters."

DIVIDEND POLICY AND RESTRICTIONS

     The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future and anticipates that future earnings will be retained to finance future operations and expansion. The Company's term loan and its revolving credit facility (collectively, the "Senior Credit Facility") prohibit the Company from paying cash dividends, and the indenture for the 9 3/4% Senior Notes restricts the payment of such dividends. See "Price Range of Common Stock and Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POSSIBLE ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and certain provisions of the Delaware General Corporation Law may make it difficult to change control of the Company and replace incumbent management. For example, the Company's Restated Certificate of Incorporation provides for a staggered Board of Directors and permits the Board of Directors, without stockholder approval, to issue additional shares of Common Stock or to establish one or more series of Preferred Stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights as the Board of Directors may determine. See "Description of Capital Stock -- Possible Anti-Takeover Provisions."

                              HERCULES ACQUISITION

     On May 9, 1997, the Company executed a definitive stock purchase agreement (the "HOC Agreement") to acquire all of the outstanding capital stock of Hercules Offshore Corporation, a Texas corporation ("HOC"), and a definitive stock purchase agreement (the "HRC Agreement") to acquire all of the outstanding capital stock of Hercules Rig Corp., a Texas corporation ("HRC") and an affiliate of HOC (HOC and HRC being collectively referred to as "Hercules"), for $145 million and $50 million, respectively. The purchase prices for the acquisitions are subject to adjustment for certain debt assumed by the Company, for capital expenditures incurred and for levels of working capital at closing. Currently, Hercules owns three self-erecting platform rigs and seven offshore jackup rigs.

     Under the terms of the HOC Agreement, Trenergy, the sole shareholder of HOC, and the Company have agreed to indemnify the other in certain circumstances. The closing of the HOC Agreement is subject to certain conditions, including approval of the transaction by the Malaysian Securities Commission and the Kuala Lumpur Stock Exchange and obtaining of the requisite approval of the shareholders of Trenergy. Under certain circumstances, if Parker fails to consummate the transaction, the Company will be obligated to pay Trenergy $5 million. Trenergy also is obligated to pay the Company $5 million if it fails to close the transaction under certain circumstances. The HOC Agreement is terminable by either party if the transaction fails to close by December 31, 1997.

     The closings of the HOC Agreement and the HRC Agreement are further conditioned on the closing of the other. Although there can be no assurance that the Hercules Acquisition will close, the Company expects that the transaction will close by December 31, 1997. The Hercules Acquisition will be partially funded from the net proceeds of the Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $142.9 million ($164.3 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and fees and expenses of the Offering. The Company intends to use the estimated net proceeds of the Offering to: (i) pay the remaining portion (estimated at approximately $25 million) of the purchase price and expenses related to the Hercules Acquisition that was not financed from the proceeds of the sale of the Convertible Notes in July 1997;
(ii) finance planned capital expenditures aggregating approximately $85 million to construct, modify or upgrade barge and land drilling rigs; (iii) purchase for approximately $20 million drill pipe for use in the Company's drilling and tool rental operations; (iv) purchase and upgrade a drilling barge and transport it to an international location, at an estimated cost of up to $22 million; and (v) fund other general corporate purposes, to the extent of any remaining net proceeds or if the Hercules Acquisition does not close. Pending such application of the net proceeds of the Offering, the Company intends (i) to repay the outstanding balance of the Company's bank term loan of $90 million and (ii) to invest the net proceeds of the Offering in short-term interest-bearing securities as permitted under the terms of the indenture for the 9 3/4% Senior Notes. In addition, the Company will seek to increase the amount of its bank revolving credit facility. The proceeds of such term loan were applied by the Company to the acquisitions of Mallard and Quail in November 1996. As of October 20, 1997, the interest rate on the term loan was 7.875% per annum. For additional information regarding the Company's bank term loan and its revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth as of August 31, 1997 the capitalization of the Company on an actual basis and as adjusted to reflect the issuance of the shares of Common Stock offered hereby and the application of the net proceeds thereof as described under "Use of Proceeds". This information should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements of the Company and Hercules, including the notes thereto, the Unaudited Pro Forma Combined Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" included elsewhere or incorporated by reference in this Prospectus.


                                                                 AT AUGUST 31, 1997
                                                              ------------------------
                                                                                 AS
                                                               ACTUAL         ADJUSTED
                                                              --------        --------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  Senior Credit Facility, including current portion of
     long-term debt(1)......................................  $ 90,000        $     --
  9 3/4% Senior Notes due 2006, less unamortized discount of
     $2,166.................................................   297,834         297,834
  5 1/2% Convertible Subordinated Notes due 2004............   175,000         175,000
  Other long-term debt......................................     4,292           4,292
                                                              --------        --------
          Total long-term debt..............................   567,126         477,126
                                                              --------        --------
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,942,000 shares
     authorized, no shares outstanding......................        --              --
  Common Stock, $.16 2/3 par value, 120,000,000 shares
     authorized, 76,679,669 shares outstanding and
     86,679,669 shares as adjusted(2).......................    12,780          14,447
  Capital in excess of par value(2).........................   340,243         481,426
  Retained earnings (accumulated deficit)...................    (4,023)         (4,941)
  Other.....................................................      (277)           (277)
                                                              --------        --------
          Total stockholders' equity........................   348,723         490,655
                                                              --------        --------
Total capitalization........................................  $915,849        $967,781
                                                              ========        ========


---------------

(1) The Company has maximum availability of $45 million under the revolving credit portion of the Company's Senior Credit Facility, subject to borrowing base limitations. A portion of the Senior Credit Facility is being used to support letters of credit, approximately $13.8 million of which were outstanding at August 31, 1997.


(2) Reflects the issuance of 10,000,000 shares of Common Stock by the Company at an assumed public offering price of $15.00 per share, resulting in estimated net proceeds of approximately $142,850,000, of which $1,667,000 (equal to the par value of the shares issued) is reflected in Common Stock and the remainder is reflected in capital in excess of par value. Does not include 11,371,020 shares of Common Stock reserved for issuance upon conversion of the Convertible Notes and 4,184,000 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock trades on the NYSE under the symbol "PKD". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NYSE Composite Tape for the fiscal periods indicated.


                                                                HIGH            LOW
                                                                ----            ---
Fiscal year ended August 31, 1996:
  First Quarter.............................................    $ 6 3/8          $4 7/8
  Second Quarter............................................      6 1/2           5
  Third Quarter.............................................      8 1/8           5 3/8
  Fourth Quarter............................................      7 3/8           5 1/4
Fiscal year ended August 31, 1997:
  First Quarter.............................................     10 1/4           6 1/8
  Second Quarter............................................     11               7 7/8
  Third Quarter.............................................     10               7 1/2
  Fourth Quarter............................................     13 11/16         9 3/8
Fiscal year ending August 31, 1998:
  First Quarter (through October 31)........................     17 15/16        12 7/8



     On October 31, 1997, the closing sale price of the Common Stock as reported on the NYSE Composite Tape was $14 13/16 per share.


     No dividends have been paid on Common Stock since February 1987. Restrictions contained in the Senior Credit Facility prohibit the payment of cash dividends, and the indenture for the 9 3/4% Senior Notes restricts the payment of such dividends. The Company has no present intention to pay dividends on its Common Stock in the foreseeable future and anticipates that future earnings will be retained to finance future operations and expansion.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial information is derived from the historical financial statements of Parker, Mallard, Quail and Hercules, incorporated by reference herein, and certain assumptions deemed appropriate by the Company. The Unaudited Pro Forma Combined Statement of Operations for the year ended August 31, 1997 reflect: (i) the Mallard Acquisition, (ii) the Quail Acquisition, (iii) the Hercules Acquisition, (iv) the issuance of $300 million of 9 3/4% Senior Notes in November 1996, (v) the issuance of $25 million of convertible preferred stock in November 1996 and the subsequent conversion of such stock into 3,056,600 shares of Common Stock in December 1996, (vi) the issuance of $175 million of Convertible Notes in July 1997 and (vii) the Offering, in each case as if such transactions had occurred on September 1, 1996. Such twelve months unaudited pro forma combined information combines: (i) the audited operating results for the Company for the fiscal year ended August 31, 1997, (ii) the unaudited operating results for Mallard and Quail for the period from September 1, 1996 to November 12, 1996 (the date of acquisition by Parker), and (iii) the combined unaudited operating results of Hercules for the 12 months ended September 30, 1997. The Hercules financial statements have been derived from the separate financial statements of HOC and HRC incorporated herein by reference and are presented on a combined basis with intercompany transactions between the entities eliminated. The unaudited pro forma combined financial information should be read in conjunction with the notes thereto and the historical financial statements of Parker, Mallard, Quail and Hercules, including the notes thereto, incorporated by reference herein. The unaudited pro forma combined financial statements exclude any pro forma effect for the Bolifor Acquisition as it is not considered material.

     The pro forma adjustments giving effect to the various events described above are based upon currently available information and upon certain assumptions that management believes are reasonable. The historical operating results of Mallard included in the Unaudited Pro Forma Combined Financial Statements do not reflect any allocation of general corporate, accounting, tax, legal and other administrative costs incurred by its former parent corporation. The Company has not incurred any significant amount of additional general and administrative expense in connection with the incorporation of Mallard's and Quail's operations, and does not expect to incur any significant amount of such expenses in connection with the incorporation of Hercules' operations. The Mallard Acquisition and the Quail Acquisition have been, and the Hercules Acquisition will be, accounted for by the Company under the purchase method of accounting and the assets and liabilities of Mallard and Quail were, and the assets and liabilities of Hercules will be, recorded at their estimated fair market values at the date of acquisition.

     The unaudited pro forma combined financial information does not purport to be indicative of the results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to general economic conditions, oil and gas commodity prices, the demand and prices for contract drilling services and rental tools, increases in the number of rigs available for service, the Company's ability to successfully integrate the operations of Mallard, Quail and Hercules with its current business and several other factors, many of which are beyond the Company's control. See "Risk Factors -- Integration of Acquisitions."

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     HISTORICAL
                                    --------------------------------------------
                                                  SEPT. 1-NOV. 12,
                                                        1996
                                    AS REPORTED   ----------------                                   PRO
                                     PARKER(1)    MALLARD   QUAIL    HERCULES(2)   ADJUSTMENTS      FORMA
                                    -----------   -------   ------   -----------   -----------    ----------
Revenues:
  Drilling........................  $  283,598    $23,678   $   --     $64,251      $   (967)(1)  $  370,560
  Rental..........................      25,457         --    5,387          --            --          30,844
  Other...........................       2,589         --       --          --            --           2,589
                                    ----------    -------   ------     -------      --------      ----------
      Total revenues..............     311,644     23,678    5,387      64,251          (967)        403,993
                                    ----------    -------   ------     -------      --------      ----------
Operating expense:
  Drilling........................     189,979     14,382       --      39,090         7,253(f)      250,615
                                                                                         (89)(1)
  Rental..........................       8,549         --      439          --           739(f)        9,727
  Other...........................       4,722         --       --          --            --           4,722
  Depreciation, depletion and
    amortization..................      46,256      2,695      505       5,715         5,044(d)       60,885
                                                                                         858(e)
                                                                                        (188)(1)
  General and administrative......      14,414      1,933      739       5,320        (7,992)(f)      14,414
                                    ----------    -------   ------     -------      --------      ----------
      Total operating expenses....     263,920     19,010    1,683      50,125         5,625         340,363
                                    ----------    -------   ------     -------      --------      ----------
Operating income..................      47,724      4,668    3,704      14,126        (6,592)         63,630
                                    ----------    -------   ------     -------      --------      ----------
Other income (expense):
  Interest expense................     (32,851)      (102)      --      (3,068)       (8,718)(g)     (42,616)
                                                                                        (945)(j)
                                                                                       3,068(h)
  Interest income.................       5,367         --      962          --          (949)(i)       5,380
  Other...........................       3,316        (78)       5          --            --           3,243
                                    ----------    -------   ------     -------      --------      ----------
      Total other income
         (expense)................     (24,168)      (180)     967      (3,068)       (7,544)        (33,993)
                                    ----------    -------   ------     -------      --------      ----------
Income before income taxes........      23,556      4,488    4,671      11,058       (14,136)         29,637
                                    ----------    -------   ------     -------      --------      ----------
Income tax expense (benefit)......       7,241        403       --       4,808        (4,846)(k)       7,371
                                                                                        (235)(l)
                                    ----------    -------   ------     -------      --------      ----------
Net income........................  $   16,315    $ 4,085   $4,671     $ 6,250      $ (9,055)     $   22,266
                                    ==========    =======   ======     =======      ========      ==========
Earnings per share, primary and
  fully diluted...................  $      .23                                                    $     0.27
                                    ==========                                                    ==========
Weighted average shares
  outstanding (fully diluted).....  72,049,124                                                    82,866,457
                                    ==========                                                    ==========
Other data:
  EBITDA(3).......................  $   93,980                                                    $  124,515

---------------

(1) Includes the operations of Malland and Quail from November 12, 1996 through August 31, 1997.

(2) Reflects combined results of operations of HOC and HRC for the 12 months ended September 30, 1997. See Note (m) for the summary capsular combining statement of operations of HOC and HRC for the 12 months ended September 30, 1997.

(3) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented hereby to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                     ASSETS


                                                           HISTORICAL
                                                    ------------------------                       PRO
                                                      PARKER     HERCULES(1)   ADJUSTMENTS        FORMA
                                                    ----------   -----------   -----------      ----------
                                                      AS OF         AS OF
                                                    AUGUST 31,    SEPT. 30,
                                                       1997         1997
                                                    ----------   -----------
  Current assets:
    Cash and cash equivalents.....................    $209,951    $    498      $ 142,850(a)    $   69,242
                                                                                 (195,500)(b)
                                                                                    1,443(b)
                                                                                  (90,000)(g)
    Other short-term investments..................       2,838                                       2,838
    Accounts and notes receivable.................     103,808      16,681                         120,489
    Rig materials and supplies....................      19,130                                      19,130
    Other current assets..........................      16,227       2,659           (503)(b)       18,383
                                                      --------    --------      ---------       ----------
           Total current assets...................     351,954      19,838       (141,710)         230,082
                                                      --------    --------      ---------       ----------
  Property, plant and equipment:
    Drilling equipment............................     723,878      94,077         46,309(b,l)     864,264
    Rental equipment..............................      28,264                                      28,264
    Buildings, land and improvements..............      12,519                                      12,519
    Other.........................................      21,586         203                          21,789
    Construction in progress......................      28,640       8,411                          37,051
                                                      --------    --------      ---------       ----------
                                                       814,887     102,691         46,309          963,887
    Less accumulated depreciation, depletion and
      amortization................................     375,236       8,257         (8,257)(d,l)    375,236
                                                      --------    --------      ---------       ----------
    Net property, plant and equipment.............     439,651      94,434         54,566          588,651
                                                      --------    --------      ---------       ----------
  Goodwill, net of accumulated amortization.......     139,467      16,260         22,794(b,l)     178,521
                                                      --------    --------      ---------       ----------
  Other noncurrent assets.........................      53,064         885           (918)(g)       53,031
                                                      --------    --------      ---------       ----------
           Total assets...........................    $984,136    $131,417      $ (65,268)      $1,050,285
                                                      ========    ========      =========       ==========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Current portion of long-term debt.............    $ 16,084    $  5,248      $  (5,248)(b)   $    2,084
                                                                                  (14,000)(g)
    Accounts payable..............................      26,178       8,368                          34,546
    Accrued liabilities...........................      29,539       5,045                          34,584
    Accrued income taxes..........................       4,904         804                           5,708
                                                      --------    --------      ---------       ----------
           Total current liabilities..............      76,705      19,465        (19,248)          76,922
                                                      --------    --------      ---------       ----------
  Long-term debt..................................     551,042      33,413        (33,413)(b)      475,042
                                                                                  (76,000)(g)
  Deferred income taxes...........................          --      10,133        (10,133)(b)
  Other long-term liabilities.....................       7,666                                       7,666
  Preferred stock.................................          --       4,000         (4,000)(b)
  Stockholders' equity:
    Common stock..................................      12,780      18,035          1,667(a)        14,447
                                                                                  (18,035)(b)
    Capital in excess of par value................     340,243      39,598        141,183(a)       481,426
                                                                                  (39,598)(b)
    Retained earnings (accumulated deficit).......      (4,023)      6,773         (6,773)(b)       (4,941)
                                                                                     (918)(g)
    Other.........................................        (277)                                       (277)
                                                      --------    --------      ---------       ----------
           Total stockholders' equity.............     348,723      64,406         77,526          490,655
                                                      --------    --------      ---------       ----------
           Total liabilities and stockholders'
             equity...............................    $984,136    $131,417      $ (65,268)      $1,050,285
                                                      ========    ========      =========       ==========


---------------

(1) Represents the combined balances of HOC and HRC as of September 30, 1997. See note (c) for summary capsular combining balance sheet of HOC and HRC as of September 30, 1997.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


(a) To record the issuance of 10,000,000 shares of Common Stock at an assumed public offering price of $15.00 per share, resulting in estimated net proceeds of approximately $142.9 million.


(b) To reflect the Hercules Acquisition. The purchase price was allocated as follows:

                       PURCHASE PRICE                         HERCULES
                       --------------                         --------
Cash........................................................  $195,000
Fees and expenses...........................................       500
                                                              --------
          Total.............................................  $195,500
                                                              ========
Purchase Price Allocation:
  Increase in property and equipment........................    54,566
  Working capital adjustment per purchase agreement.........     1,443
  Eliminate stockholders' equity............................    64,406
Reverse assets/liabilities which are not a part of
  acquisition:
  Debt and capital lease obligations........................    38,661
  Redeemable preferred stock................................     4,000
  Intangible assets.........................................   (16,260)
  Deferred income taxes.....................................     9,630
Cost in excess of net assets acquired.......................    39,054
                                                              --------
                                                              $195,500
                                                              ========

(c) Following is the summary capsular combining balance sheets of HOC and HRC as of September 30, 1997.


                                                     HOC         HRC       ELIMINATIONS    COMBINED
                                                   --------    --------    ------------    --------
                                                                (DOLLARS IN THOUSANDS)
        Current assets...........................  $ 19,488    $   350         $    --     $ 19,838
        Noncurrent assets........................    88,994     24,765          (2,180)     111,579
                                                   --------    -------         -------     --------
                  Total assets...................   108,482     25,115          (2,180)     131,417
                                                   ========    =======         =======     ========
        Current liabilities......................  $ 17,437    $ 2,028              --     $ 19,465
        Noncurrent liabilities...................    31,198     14,528          (2,180)      43,546
        Preferred stock..........................     4,000         --              --        4,000
        Stockholders' equity.....................    55,847      8,559              --       64,406
                                                   --------    -------         -------     --------
                  Total liabilities and
                    stockholders' equity.........  $108,482    $25,115         $(2,180)    $131,417
                                                   ========    =======         =======     ========


     The eliminations represent approximately $2,180,000 of HRC's note payable to HOC as of September 30, 1997.

(d) To adjust depreciation expense on assets acquired using allocated purchase price and to eliminate accumulated depreciation on Hercules assets. Depreciation was calculated over 17 1/2 years for barge drilling rigs, 15 years on jackup rigs and seven years for tool rental equipment, using 5% salvage on all equipment.

(e) Amortization of excess cost over fair value of net assets acquired over 30 years.

(f) Reclassify the general and administrative expenses of Mallard and Hercules to drilling expense and of Quail to rental expense.

(g) To record interest expenses related to $300 million of 9 3/4% Senior Notes and $175 million of Convertible Notes at 5.5%, reduction of interest expense related to the $90 million bank term loan and retirement of the $90 million bank term loan at November 12, 1996 with proceeds from the Offering. In addition, the Company would have recorded $.9 million extraordinary loss from the early debt extinguishment.

(h) Eliminate interest expense on Hercules debt not assumed.

(i) Eliminate interest and investment income on Quail cash and investments not acquired.

(j) Amortization of original issue discount and debt issuance costs over the ten-year term of the 9 3/4% Senior Notes and the seven-year term of the Convertible Notes.

(k) Eliminate U.S. federal income taxes allocated to Mallard by its former parent and eliminate U.S. federal income taxes recorded by Hercules due to the existence of the Company's net operating loss tax carryforwards.

(l) Eliminate operating results and balance sheet accounts related to Rig No. 1 which was sold by Hercules subsequent to September 30, 1997.

(m) Following is the summary capsular combining statements of operations of HOC and HRC, as applicable for the period indicated:

                                                        TWELVE MONTHS ENDED SEPTEMBER 30, 1997
                                                    -----------------------------------------------
                                                        HOC         HRC     ELIMINATIONS   COMBINED
                                                    ------------   ------   ------------   --------
                                                                (DOLLARS IN THOUSANDS)
    Revenues......................................    $64,251      $1,923     $(1,923)     $64,251
    Total operating expenses......................     50,621       1,427      (1,923)      50,125
    Other (income) expense........................      2,013       1,055          --        3,068
    Income (loss) before income taxes.............     11,617        (559)         --       11,058
    Income tax expenses...........................      4,808          --          --        4,808
                                                      -------      ------     -------      -------
    Net income (loss).............................    $ 6,809      $ (559)    $    --      $ 6,250
                                                      =======      ======     =======      =======

     Elimination entries represent the elimination of approximately $1,923,000 of HRC's billings to HOC for the twelve months ended September 30, 1997 for HOC's bareboat charter of HRC's drilling and workover rigs.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data presented in the table below as of and for each of the years in the five-year period ended August 31, 1997 are derived from the Consolidated Financial Statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants.

     Except for the year ended August 31, 1997, the data presented below do not reflect the effect of the acquisitions of Mallard and Quail (which were completed November 12, 1996) and should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.

                                                                                YEAR ENDED AUGUST 31,
                                                         -------------------------------------------------------------------
                                                            1993          1994          1995          1996          1997
                                                         -----------   -----------   -----------   -----------   -----------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Drilling...........................................  $    96,719   $   147,480   $   153,075   $   145,160   $   283,598
    Rental.............................................           --            --            --            --        25,457
    Other..............................................        4,082         4,944         4,296        11,492         2,589
                                                         -----------   -----------   -----------   -----------   -----------
        Total revenues.................................      100,801       152,424       157,371       156,652       311,644
                                                         -----------   -----------   -----------   -----------   -----------
  Operating Expenses:
    Drilling...........................................       71,533       117,430       115,963       104,614       189,979
    Rental.............................................           --            --            --            --         8,549
    Other..............................................        5,951         6,563         4,928        11,824         4,722
    Depreciation, depletion and amortization...........       23,376        23,246        23,745        23,061        46,256
    General and administrative.........................       12,320        14,320        14,232        15,756        14,414
    Provision for reduction in carrying value of
      certain assets(1)................................           --        19,718            --            --            --
                                                         -----------   -----------   -----------   -----------   -----------
        Total operating expenses.......................      113,181       181,277       158,868       155,255       263,920
                                                         -----------   -----------   -----------   -----------   -----------
  Operating income (loss)..............................      (12,380)      (28,853)       (1,497)        1,397        47,724
                                                         -----------   -----------   -----------   -----------   -----------
  Other income (expense):
    Interest income (expense) -- net...................        1,676         1,150         1,184         1,507       (27,484)
    Minority interest..................................          149          (135)         (227)           --            --
    Other..............................................         (469)          919         7,640         5,663         3,316
                                                         -----------   -----------   -----------   -----------   -----------
        Total other income (expense)...................        1,356         1,934         8,597         7,170       (24,168)
                                                         -----------   -----------   -----------   -----------   -----------
  Income (loss) before income taxes....................      (11,024)      (26,919)        7,100         8,567        23,556
  Income tax expense (benefit).........................         (337)        1,887         3,184         4,514         7,241
                                                         -----------   -----------   -----------   -----------   -----------
        Net income (loss)..............................  $   (10,687)  $   (28,806)  $     3,916   $     4,053   $    16,315
                                                         ===========   ===========   ===========   ===========   ===========
  Earnings (loss) per share (fully diluted)............  $      (.20)  $      (.53)  $       .07   $       .07   $       .23
                                                         ===========   ===========   ===========   ===========   ===========
  Weighted average shares outstanding (fully
    diluted)...........................................   53,082,078    54,247,664    55,332,541    57,466,183    72,049,124
                                                         ===========   ===========   ===========   ===========   ===========
OTHER FINANCIAL DATA:
  EBITDA(2)............................................  $    10,996   $    14,111   $    22,248   $    24,458   $    93,980
  Capital expenditures:
    Maintenance........................................        3,552         5,444         5,133         6,646        14,702
    Other..............................................       15,165        29,320        16,407        24,190        72,724
BALANCE SHEET DATA (END OF PERIOD):
  Cash, cash equivalents and other short-term
    investments........................................  $    43,989   $    14,471   $    22,124   $    77,985   $   212,789
  Property, plant and equipment, net...................      139,325       127,178       122,258       124,177       439,651
  Total assets.........................................      236,342       209,348       216,959       275,959       984,136
  Total long-term debt, including current portion......           --            --         2,037         3,378       567,126
  Total stockholders' equity...........................      207,679       180,583       186,920       244,048       348,723

---------------

(1) In fiscal 1994, Parker reorganized its domestic land drilling and manufacturing operations and made the decision to dispose of certain drilling equipment inventories and other properties. Accordingly, Parker removed 16 rigs from its domestic fleet and recorded a $19.7 million provision for reduction in carrying value of certain assets.

(2) EBITDA represents operating income (loss) before depreciation, depletion, amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK AND OVERVIEW

     The Company's operations and future results have been altered significantly by the acquisitions of Mallard and Quail in November 1996. As a result of the Mallard Acquisition, the Company has become one of the primary barge drilling contractors in the Gulf of Mexico and Nigeria, each of which were markets in which Parker previously did not operate. As a result of the Quail Acquisition, the Company expanded its operations into the rental tool market in the Gulf of Mexico and the Gulf Coast region. The pending acquisition of Hercules and the recent acquisition of Bolifor are expected to further change the nature of the Company's operations and its future results.

     In addition to increasing the size and scope of the Company's operations, the Hercules Acquisition will further increase the percentage of the Company's revenue generated domestically. Parker generated approximately 47% of its revenue from domestic sources in fiscal 1997 compared with 52% for the Company on a pro forma basis for the Hercules Acquisition for the same period.

     The financings related to the Mallard and Quail Acquisitions in November 1996, combined with the Company's issuance of the Convertible Notes in July 1997, have substantially increased the Company's debt levels. At August 31, 1997, the Company had $567.1 million in total indebtedness, compared to $3.4 million of total indebtedness at August 31, 1996. The substantial levels of debt will result in a higher level of interest expense and an increased percentage of the Company's cash flows being used for debt service and may limit the Company's ability to obtain additional financing for future acquisitions and capital expenditures. See " -- Liquidity and Capital Resources" and "Risk
Factors -- Substantial Leverage."

     For the foregoing reasons, the acquisitions of Mallard, Quail and Hercules will affect the comparability of the Company's historical results of operations with results in future periods.

RESULTS OF OPERATIONS

  Year Ended August 31, 1997 Compared to Year Ended August 31, 1996

     The Company's fiscal 1997 results of operations were significantly impacted by the acquisitions of Mallard for $336.8 million and Quail for $66.9 million in November 1996. The acquisitions added two new business segments to the Company's traditional land drilling business: offshore and transition zone drilling and workover services utilizing barge and platform rigs and the rental of specialized equipment used in drilling, production and workover applications.

     The acquisitions were accounted for under the purchase method of accounting. As a result, the assets and liabilities of Mallard and Quail were recorded at their estimated fair values as of November 13, 1996, the date the acquisitions were consummated. Goodwill, the purchase price in excess of the fair value of Mallard's and Quail's assets, totaled $143.3 million and will be amortized over a 30-year period.

     The Company recorded net income of $16.3 million in fiscal 1997 as compared to $4.1 million in fiscal 1996. Increased land rig utilization and improved margins plus profit generated by the offshore and tool rental segments were partially offset by increased interest and depreciation and amortization expenses. The Company's results of operations included Mallard's and Quail's operations for the period from the acquisition date, November 12, 1996, through fiscal year end, August 31, 1997.

     Total revenues of $311.6 million in fiscal 1997 increased $155.0 million, nearly doubling total revenues in fiscal 1996. Offshore drilling and tool rental, the two new business segments acquired in fiscal 1997, accounted for $100.2 million and $25.5 million, respectively, of the increase. Offshore drilling revenues were derived primarily from barge drilling activity in the transition zones of the U.S. Gulf Coast and Nigeria. The Company furnishes rental tools in both the Gulf of Mexico offshore and Gulf Coast land markets.

     Total land drilling revenues increased $38.2 million due to increased utilization and dayrates in several of the Company's primary land markets. Drilling revenues in the United States increased $13.6 million due to increased dayrates and a 42% increase in operating days. All 14 of the Company's United States land drilling rigs were operating at year end, with a majority of the rigs located in the Gulf Coast and Rocky Mountain regions.

     In Latin America, land drilling revenues increased $15.0 million due to increased revenues in Peru, Colombia and Bolivia. Four rigs were active in Peru for most of fiscal 1997 as compared to an average of one rig active in fiscal 1996. At year end, the Company had eight rigs under contract in Colombia, where revenue increased from additional activity and increased dayrates. In July 1997, the Company acquired substantially all of the assets of Bolifor, a leading provider of land contract drilling services in Bolivia. Assets acquired include 11 land rigs located in Bolivia, Paraguay and Argentina. Eight of the rigs are currently under contract. Since the acquisition occurred late in the fiscal year, the impact on results of operations will not be fully realized until fiscal 1998.

     Land drilling revenues in the Asia Pacific region increased $9.4 million due to increased drilling services provided in Indonesia and increased rig utilization in Pakistan, where the Company had three rigs under contract at fiscal year end. Drilling activity in the former Soviet Union and Middle East countries remained nearly the same as in fiscal 1996. However, at fiscal year end, the Company was mobilizing one land rig to Niger for a one-rig contract and moving a land rig from Russia to Kazakhstan to begin a drilling program from a gravel island in the Caspian Sea. Additionally, the Company is modifying one of its barge rigs that previously operated in Nigeria for service in another international location.

     Land drilling revenues generated a profit margin (revenue less direct operating expense) of $54.5 million in fiscal 1997, an increase of $14.0 million. Increased profit margins resulted from increased rig utilization and higher dayrates as previously discussed. The offshore drilling and tool rental segments acquired in fiscal 1997 generated profit margins of $39.1 million and $16.9 million, respectively.

     The increased 1997 profit margins of $75.0 million were somewhat offset by $23.2 million higher depreciation and amortization expense and a $32.7 million increase in interest expense. Higher depreciation and amortization expense was attributable to a combined $19.0 million depreciation for Mallard and Quail and $3.8 million of goodwill amortization in fiscal 1997. Increased interest expense resulted from $400.0 million of debt incurred in November 1996 to finance the Mallard and Quail acquisitions and the issuance of $175.0 million of Convertible Notes in July 1997.

     A $3.7 million increase in interest income was due to higher cash and cash equivalent levels maintained during the year. Other income decreased $2.3 million due primarily to reduced gains on sales of assets in fiscal 1997. Included in other income was a $1.6 million write down resulting from a blowout which damaged barge Rig No. 52 and a $1.1 million gain from the sale of a subsidiary, Parker Kinetic Designs, Inc.

     General and administrative expense decreased $1.3 million principally due to non-recurring severance costs in fiscal 1996 associated with a reduction in corporate personnel. The increase in income tax expense was attributable to improved international operations and the addition in fiscal 1997 of offshore drilling in Nigeria and offset by a $1.3 million reversal in fiscal 1997 of an income tax accrual in a country where the Company terminated operations.

  Year Ended August 31, 1996 Compared to Year Ended August 31, 1995

     The Company recorded net income of $4.1 million in fiscal 1996 as compared to net income of $3.9 million in fiscal 1995. An improvement in drilling margins in fiscal 1996 was offset by reduced other income and by increased general and administrative expense due primarily to severance costs.

     Drilling revenue decreased $7.9 million in fiscal 1996 due to the termination in late fiscal 1995 of the Company's low-margin southern Argentina operations, which had generated $13.0 million of revenue in fiscal 1995. The Company's overall rig utilization rate increased from 52% in fiscal 1995 to 55% in fiscal 1996. Excluded from the utilization percentages for both years are 22 domestic mechanical rigs sold in the fourth quarter of fiscal 1996.

     South America drilling revenue decreased from $76.1 million in fiscal 1995 to $58.5 million in fiscal 1996, primarily due to the loss of revenue generated in the terminated southern Argentina operations in fiscal 1995. In Colombia, three rigs were refurbished in fiscal 1996 and resumed work under new contracts. The Company had seven rigs under contract in Colombia and two rigs under contract both in northern Argentina and in Peru as of September 30, 1996.

     Operations in the Asia Pacific areas generated revenue of $47.9 million in fiscal 1996, an increase of $2.9 million from fiscal 1995. The primary area of increased revenue was Papua New Guinea where the Company experienced a 91% rig utilization rate on its five rigs in fiscal 1996. Revenue decreased in New Zealand, the Philippines and Pakistan because five rigs completed contracts in fiscal 1996.

     Revenues from operations in Africa, Russia and Kazakhstan were approximately $8.0 million in fiscal 1996 and fiscal 1995.

     The Company's domestic operations generated $30.8 million of drilling revenue in fiscal 1996 as compared to $23.7 million in fiscal 1995. The increase in revenue was attributable to the Company's Alaska Rig No. 245 operating the entire year in fiscal 1996 as compared to nine months in fiscal 1995 and a 10% increase in utilization days for the rigs in the lower 48 states. The increase in domestic drilling activity occurred primarily in the Tuscaloosa Trend in Louisiana, where the Company deployed three rigs in fiscal 1996 and is currently deploying another rig under a new contract.

     During the fourth quarter of fiscal 1996, the Company sold 22 mechanical rigs from its domestic rig fleet, leaving 15 SCR electric rigs and two mechanical rigs.

     Although worldwide contract drilling revenue decreased $7.9 million in fiscal 1996, as compared to fiscal 1995, the total drilling margin (drilling revenue less drilling expense) increased $4.3 million over the same period. This increase was attributable to increased utilization of rigs in Papua New Guinea, improved contract margins in Colombia and the termination of the low-margin southern Argentina operations.

     Other revenue increased $7.2 million in fiscal 1996 due to the sale of a rig by the Company's manufacturing subsidiary, Parker Technology, Inc. ("Partech(R)"). General and administrative expense increased $2.4 million in fiscal 1996 principally due to nonrecurring severance costs associated with a reduction in corporate personnel.

     Other income (expense) decreased $2.0 million due to the reversal in fiscal 1995 of a prior year's foreign currency accrual of $1.5 million and reduced gains on sales of assets in fiscal 1996. The increase in income tax expense was attributable to increased international profits in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and short-term investments were $212.8 million at August 31, 1997, an increase of $134.8 million from August 31, 1996. At August 31, 1997, the Company's working capital was $275.2 million, which compares to working capital of $102.9 million at August 31, 1996. Principal factors affecting working capital in fiscal 1997 were $61.3 million of net proceeds from a Common Stock offering in April 1997, $169.8 million of net proceeds from the issuance of Convertible Notes in July 1997 and capital expenditures of $87.4 million incurred during fiscal 1997.

     Fiscal 1997 capital expenditures included: (i) the substantial upgrade of barge Rig No. 74, which began work in Nigeria in the third quarter; (ii) the refurbishment of platform Rig Nos. 41 and 42 and barge Rig No. 60, which began work in the Gulf of Mexico during the second half of the fiscal year; (iii) the upgrade of land Rig No. 7, which began working in Pakistan in the fourth quarter; (iv) significant additions of drill pipe and tools for rental operations; and (v) initial expenditures for expansion of tool rental operations in the South Texas market.

     In November 1996, the Company acquired Mallard for $311.8 million in cash and $25.0 million in convertible preferred stock (that converted into 3,056,600 shares of Common Stock in the second quarter of fiscal 1997) and Quail for $66.9 million in cash. The Company financed the acquisitions of Mallard and Quail through the sale of $300 million principal amount of the 9 3/4% Senior Notes and a term loan of $100 million under the Senior Credit Facility.

     The 9 3/4% Senior Notes, which were sold at a $2.4 million discount, have an interest rate of 9 3/4% (effective rate of 9.88%) and will mature in 2006. The 9 3/4% Senior Notes are guaranteed by the Company's principal subsidiaries. The Senior Credit Facility consists of the term loan and a $45 million revolving credit facility. The term loan bears interest (7.89% at August 31, 1997) at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month reserve-adjusted LIBOR rate, depending on the Company's Debt-to-Capital Ratio (as defined), and matures on November 30, 2002. Installments of principal and interest are payable quarterly in an amount that provides for the retirement of $10 million in fiscal 1997, $14 million in fiscal 1998, $12 million in each of fiscal 1999 through 2002, with a final payment of $28 million due at maturity. The term loan has no prepayment penalty, is guaranteed by the Company's principal subsidiaries and is collateralized by substantially all of the assets of the Company and the assets and stock of such subsidiaries. The Company intends to repay the outstanding balance of its term loan of $90 million. The Company also intends to increase the amount of its revolving credit facility.

     The revolving credit facility is available for working capital requirements, general corporate purposes and to support letters of credit, of which $13.8 million had been issued at August 31, 1997. Availability under the revolving credit facility is subject to certain borrowing base limitations based on 80% of eligible accounts receivable. All advances to the Company under the revolving credit facility bear interest, at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three-and six-month reserve-adjusted LIBOR rate, depending on the percentage of the credit facility utilized. The revolving credit facility is collateralized by a first lien on the Company's accounts receivable. The revolving credit facility matures on December 31, 1998. At August 31, 1997, no amounts were outstanding under the revolving credit facility.

     Each of the 9 3/4% Senior Notes and the Senior Credit Facility contains customary affirmative and negative covenants, including restrictions on incurrence of debt and sales of assets. The Senior Credit Facility prohibits payment of dividends and the indenture for the 9 3/4% Senior Notes restricts the payment of dividends.

     On May 9, 1997, the Company signed definitive agreements to acquire the capital stock of Hercules for $195 million. Hercules owns seven jackup rigs and three self-erecting platform rigs in the Gulf of Mexico. The Hercules acquisition is subject to various conditions, including Malaysian regulatory approval, approval by the shareholders of Trenergy and closing by year-end 1997. Although there can be no assurance as to the closing of the transaction, the Company anticipates the transaction will close in the fourth quarter of calendar 1997. In anticipation of funding the Hercules acquisition, in July 1997 the Company issued $175 million of Convertible Notes due August 1, 2004. The Convertible Notes bear interest at 5.5% payable semi-annually in May and November. The Convertible Notes are convertible at the option of the holder into shares of Common Stock of Parker at any time prior to maturity. The Notes are redeemable at the option of the Company at any time after July 2000 at certain stipulated prices.

     In July 1997 the Company acquired substantially all of the assets of Bolifor for $25 million, of which $2.7 million will be paid in fiscal 1998. The assets of Bolifor primarily consist of 11 land rigs located in Bolivia, Paraguay and Argentina.

     Management believes that the current level of cash and short-term investments and cash generated from operations, combined with the net proceeds of the Offering, should be sufficient to acquire Hercules and to finance the Company's working capital needs, scheduled debt service and expected capital expenditures during fiscal 1998. Should new opportunities requiring capital arise, the Company may utilize the revolving portion of the Senior Credit Facility or may consider seeking additional equity or long-term debt financing.

OTHER MATTERS

     In fiscal year 1996, the Company purchased a software package which is year 2000 compliant. During fiscal 1997, the Company installed significant financial applications and intends to install remaining applications in the near future.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued. This statement replaces the currently required presentation of primary earnings per share (EPS) with a presentation of basic EPS that excludes dilutive securities from the computation. It also requires a presentation of diluted EPS that is computed similarly to the fully diluted EPS calculation currently required. The statement will be effective for the Company's fiscal quarter which will end February 28, 1998. Early application of this statement is not permitted. The Company anticipates that the effect of this pronouncement will be minimal.

                                    BUSINESS
GENERAL

     Parker is a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and in international and domestic land oil and gas producing regions. The Company's growth strategy is focused on higher margin offshore and transition zone drilling and workover markets. Consistent with this strategy, in November 1996, the Company acquired
(i) Mallard, the second-largest barge drilling and workover company in the transition zones of the Gulf of Mexico, and (ii) Quail, a leading provider of specialized rental equipment for drilling and workover operations, primarily in the Gulf of Mexico. In July 1997 the Company acquired the assets of Bolifor, a leading provider of land contract drilling services in Bolivia. In addition, in May 1997 the Company entered into agreements to acquire the capital stock of Hercules, a leading provider of contract drilling and workover services in the shallow waters of the Gulf of Mexico.


     With the closing of the pending acquisition of Hercules, Parker's rig fleet will consist of 35 barge drilling and workover rigs, eight offshore jackup rigs, six offshore platform rigs and 74 land rigs. The Company's barge and jackup rig fleet is dedicated to transition zone waters, which are generally defined as extending from the coast to depths of up to 25 feet. The Company's offshore jackup and platform rig fleets currently operate in the Gulf of Mexico market. Parker's land rig fleet generally consists of premium and specialized deep drilling rigs, with 61 of its 74 land rigs capable of drilling to depths of 15,000 feet or greater. In addition, 21 of the Company's land rigs are helicopter-transportable, thus establishing Parker as the dominant operator in the heli-rig market throughout the world. The diversity of the Company's rig fleet, both in terms of geographic location and asset class, enables the Company to provide a broad range of services to oil and gas operators around the world and to take advantage of market upturns, while reducing its exposure to downturns in any particular sector or region.


     The oilfield services industry has experienced a significant increase in activity in the last two years as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, stronger oil and gas prices and reduced drilling costs due in large part to improved technology. In the offshore drilling market, including transition zones, rig dayrates and utilization levels are at a 15-year high with many markets at or approaching full utilization. The land drilling industry, both in the United States and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including stronger commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its recent and pending acquisitions, the Company is capitalizing on these improving conditions.

TRANSITION ZONE OPERATIONS

     The Company is a leading provider of contract drilling services in the transition zones of the Gulf of Mexico and Nigeria, where barge rigs are the primary source of drilling and workover services. Barge rigs are mobile drilling and workover vessels that are submersible and are built to work in eight to 25 feet of water. These rigs are towed by tug boats to the drill site with the derrick laid down. The lower hull is submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling or workover operations are conducted with the barge in this position.

Domestic Barge Drilling

     The Company's principal domestic market for its barge drilling rigs is the transition zones of the Gulf of Mexico, primarily in Louisiana and, to a lesser extent, Alabama and Texas, where conventional jackup rigs are unable to operate. This area historically has been the world's largest market for shallow water barge drilling. Parker is the second largest operator of barge drilling rigs in this market, with 15 drilling barges. Barge rigs are also employed inland in lakes, bays, rivers and marshes.

     The barge market in the transition zones of the Gulf of Mexico has undergone significant attrition and consolidation in recent years, with the number of drilling rigs declining from over 120 in the early 1980s to approximately 55 today, and the number of competitors decreasing over the same period from more than 30 to only two significant contractors. Drilling and workover activity has been increasing in the Gulf of Mexico transition zones, spurred by (i) the increased use of 3-D seismic technology that has resulted in the identification of previously undiscovered drilling prospects and (ii) the settlement of a royalty dispute between the State of Louisiana and Texaco, the region's largest leaseholder. It is estimated that Texaco holds approximately 45% of the shallow water leases in Louisiana. Pursuant to a settlement reached in March 1994, Texaco agreed to invest approximately $150 million to drill in Louisiana over a five-year period. Higher natural gas prices have also significantly contributed to this increased drilling and workover activity. The recent increase in drilling and workover activity in the Gulf of Mexico has resulted in a significant increase in dayrates and utilization for the Company's rigs. For the period from November 12, 1996 through August 31, 1997, the Company's marketable deep drilling barge rigs averaged 98% utilization and an average dayrate of $15,660. As of September 30, 1997, 88% of the Company's marketable deep drilling barge rigs were in operation at an average dayrate of $18,985.

     The Company believes that international markets, in which jackup rigs have historically been utilized for transition zone drilling, will utilize an increasing number of barge rigs over the next several years, primarily rigs currently or formerly employed in the Gulf of Mexico transition zone market and newly constructed rigs. Once a barge rig has been modified for international service, it may not be feasible to return to service in certain areas of the Gulf of Mexico transition zone market because the modifications restrict the ability of the rig to navigate inland waterways.

     The following table sets forth, as of September 30, 1997, the Company's estimate of the number of barge drilling rigs in the domestic market. The table does not include rigs that are suitable principally for workover or shallow drilling.

                         CONTRACTOR                           TOTAL    ACTIVE
                         ----------                           -----    ------
Falcon Drilling Company, Inc. ("Falcon Drilling")...........   39        25
Parker......................................................   15        12
Nabors Industries, Inc......................................    1         1
                                                               --        --
          Total.............................................   55        38
                                                               ==        ==

     A schedule of the Company's deep and intermediate drilling barges located in the Gulf of Mexico, as of September 30, 1997, is set forth below:

                                                                   MAXIMUM
                                                    YEAR BUILT     DRILLING
                                                      OR LAST       DEPTH
                                      HORSEPOWER    REFURBISHED     (FEET)      STATUS(1)
                                      ----------    -----------    --------    -----------
Deep Drilling:
  Rig No. 50........................    2,000          1993         25,000       Active
  Rig No. 51........................    2,000          1993         25,000       Active
  Rig No. 52(2).....................    2,000          1993         25,000       Stacked
  Rig No. 53........................    1,600          1995         20,000       Active
  Rig No. 54........................    2,000          1995         30,000       Active
  Rig No. 55........................    2,000          1993         30,000       Active
  Rig No. 56........................    2,000          1992         30,000       Active
  Rig No. 57........................    1,500          1997         20,000       Active
  Rig No. 58........................    3,000          1982         30,000       Stacked
  Rig No. 59........................    3,000          1972         30,000       Stacked
  Rig No. 60........................    3,000          1997         30,000       Active
Intermediate Drilling:
  Rig No. 8.........................    1,700          1995         15,000       Active
  Rig No. 12........................    1,200          1990         14,000       Active
  Rig No. 17........................    1,200          1993         13,000       Active
  Rig No. 21........................    1,200          1995         14,000       Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

(2) On June 16, 1997, Rig No. 52 suffered extensive damage when a well on which it was working suffered a blowout and fire.

     Given the improvement in barge drilling demand and dayrates, the Company may also contemplate refurbishing its cold stacked rigs.

Domestic Barge Workover and Shallow Drilling

     The Company is the leading provider of domestic barge workover services in the transition zones of the Gulf of Mexico. Parker's domestic barge workover and shallow drilling business is based in the same geographical area as its barge drilling business. The same factors that have affected the structure of the barge drilling sector also have affected this sector, including considerable consolidation of competitors and reduction of available rigs since the early 1980s. In June 1997, the Company was awarded a one-year extension of its exclusive alliance to provide barge rig completion and workover services to Texaco in the transition zones of the Gulf of Mexico.

     The following table sets forth, as of September 30, 1997, the Company's estimate of the number of barge units in the workover and shallow drilling sector of the domestic market:

                         CONTRACTOR                           TOTAL   ACTIVE
                         ----------                           -----   ------
Parker......................................................   15       10
Falcon Drilling.............................................    9        9
Other contractors...........................................    5        2
                                                               --       --
  Total.....................................................   29       21
                                                               ==       ==

     A schedule of the Company's workover rigs, as of September 30, 1997, which includes some rigs with shallow drilling capabilities, is set forth below:

                                                                   MAXIMUM
                                                    YEAR BUILT     DRILLING
                                                      OR LAST       DEPTH
                                      HORSEPOWER    REFURBISHED     (FEET)      STATUS(1)
                                      ----------    -----------    --------    -----------
Heavy Workover and Shallow Drilling:
  Rig No. 5.........................      800          1991             --       Stacked
  Rig No. 10........................      800          1978             --       Stacked
  Rig No. 15........................      800          1991             --       Stacked
  Rig No. 16........................      800          1994         11,500       Active
  Rig No. 18........................      800          1993         11,500       Active
  Rig No. 20........................      800          1995         11,500       Active
  Rig No. 23........................    1,000          1993         13,000       Active
  Rig No. 24........................    1,000          1992         13,000       Active
  Rig No. 25........................    1,000          1993         13,000       Active
  Rig No. 27........................      800          1987             --       Stacked
  Rig No. 28........................      800          1987             --       Stacked
Workover and Other:
  Rig No. 6.........................      700          1995             --       Active
  Rig No. 7.........................      700          1995             --       Active
  Rig No. 9.........................      650          1996             --       Active
  Rig No. 26........................      650          1996             --       Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

International Barge Drilling

     The Company has focused its international barge drilling efforts in the transition zones of West Africa, where it is one of the leading providers of barge drilling services in Nigeria, with three of the nine rigs in the market. International markets are particularly attractive due to the availability of long-term contracts and the opportunity to earn dayrates higher than domestic rates. The Company believes that international markets, in which jackup rigs have historically been utilized for offshore drilling, will utilize an increasing number of barge rigs over the next several years and that these will come primarily from rigs currently or formerly employed in the Gulf of Mexico transition zones. The most promising international barge drilling markets are currently located in the transition zones of Venezuela, Indonesia, Tunisia, the Middle East, the Caspian Sea and West Africa.

     The Company is one of the largest barge rig operators in the transition zones of Nigeria. The Company has operated in Nigeria since 1991 and currently operates three barge rigs under long-term contracts at an average dayrate of $26,444. The Company has recently received a letter of intent, subject to the execution of a definitive agreement, from one of its present customers in Nigeria for a five-year drilling contract in the transition zones of Nigeria, which will require the construction of a new drilling barge at an estimated cost of $25 million. One of the Company's drilling rigs, which previously operated offshore Nigeria, is currently undergoing modifications at a shipyard in Louisiana.

     A schedule of the Company's international drilling barges, as of September 30, 1997, is set forth below:

                                                                      MAXIMUM
                                                       YEAR BUILT     DRILLING
                                                         OR LAST       DEPTH
                                         HORSEPOWER    REFURBISHED     (FEET)     STATUS(1)
                                         ----------    -----------    --------    ---------
  Rig No. 71(2)........................    3,000          1994         30,000     Shipyard
  Rig No. 72...........................    3,000          1991         30,000      Active
  Rig No. 73...........................    3,000          1991         30,000      Active
  Rig No. 74...........................    3,000          1997         30,000      Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract.

(2) Rig No. 71 is being refurbished for service in an international location.

OFFSHORE OPERATIONS

Jackup Drilling

     Pursuant to the Hercules Acquisition, the Company will acquire seven shallow water jackup rigs. As of September 30, 1997, six of the rigs were in active service at 100% effective utilization, with an average dayrate of $26,433. The seventh rig is in a shipyard undergoing modification and is expected to be in service in January 1998. The Hercules jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the hull, which contains the drilling equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. Five of the rigs are cantilever design, a feature that permits the drilling platform to be extended out from the hull, allowing drilling and workover operations to be performed over existing platforms or structures. Jackup rigs with the cantilever feature historically have achieved higher dayrates and utilization levels. The other two rigs are slot-type design configured for the drilling operations to take place through a keyway in the hull. These two rigs have the added capability of operating in eight feet of water. Four of the seven jackup rigs are mat-supported rigs and three are independent leg rigs. The Hercules rigs are capable of drilling to maximum depths of 25,000 feet and in water depths of up to 215 feet.

     The Hercules Acquisition will further expand and complement the Company's business in the Gulf of Mexico shallow water market and will augment the Company's existing platform rig business.

     The following table sets forth certain information, as of September 30, 1997, with respect to the Parker and Hercules jackup rigs:

                                                          MAXIMUM     MAXIMUM
                                                           WATER      DRILLING
                                                           DEPTH       DEPTH
                                 DESIGN(1)                (FEET)       (FEET)       STATUS(2)
                       ------------------------------     -------     --------     -----------
Parker:
  Rig No. 43.........  Sun Contractors (IC)                  55            --        Stacked
Hercules:
  Rig No. 11(3)......  Bethlehem JU-200 (MC)                200            --        Active
  Rig No. 14.........  Baker Marine Big Foot (IS)            85        20,000       Shipyard
  Rig No. 15.........  Baker Marine Big Foot III (IS)       100        20,000        Active
  Rig No. 20.........  Bethlehem JU-100 (MC)                110        25,000        Active
  Rig No. 21.........  Baker Marine BMC-125 (MC)            125        25,000        Active
  Rig No. 22.........  Le Tourneau Class 51 (MC)            173        18,000        Active
  Rig No. 25.........  Le Tourneau Class 150-44 (IC)        215        20,000        Active

---------------

(1) IC -- independent leg, cantilevered; IS -- independent leg, slot; MC -- mat-supported, cantilevered.

(2) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurnished at a significant cost before placed back into service.


(3) Workover rig.

Platform Drilling


     Following the Hercules Acquisition, the Company's fleet of platform rigs will consist of six modular self-erecting rigs. These platform rigs consist of drilling equipment and machinery arranged in modular packages that are transported to and self-erected on fixed offshore platforms owned by oil companies. The Company believes that the modular self-erecting design of the platform rigs provides a competitive advantage due to lower mobilization costs and smaller "footprint." The Company intends to expand its presence in the platform rig market through the refurbishment of its cold-stacked rig and through the acquisition or construction of additional rigs.

     The following table sets forth certain information, as of September 30, 1997, with respect to the Parker and Hercules platform rigs:

                                                                      MAXIMUM
                                                        YEAR BUILT    DRILLING
                                                          OR LAST      DEPTH
                                           HORSEPOWER   REFURBISHED    (FEET)    STATUS(1)
                                           ----------   -----------   --------   ---------
Parker:
  Rig No. 41E............................    1,000         1997        12,500     Active
  Rig No. 42E............................    1,000         1996        12,500     Active
  Rig No. 47.............................      750         1993        11,000     Stacked
Hercules:
  Rig No. 2..............................    1,000         1982        12,000     Active
  Rig No. 3..............................    1,000         1997        12,000     Active
  Rig No. 10.............................      650         1989        10,000     Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

LAND OPERATIONS

General

     The Company is a leading international provider of land contract drilling services. The Company's land drilling operations specialize in the drilling of deep and difficult wells and drilling in remote and harsh environments. Since beginning operations in 1934, the Company has operated in 49 foreign countries and throughout the United States, making it one of the most geographically diverse land drilling contractors in the world.

     The following table sets forth, as of September 30, 1997, the locations of the Company's land rigs and their drilling depth ratings:

                                                              DRILLING DEPTH RATING IN FEET
                                                   ---------------------------------------------------
                                                   10,000
                                                   OR LESS   15,000   20,000   25,000   30,000   TOTAL
                                                   -------   ------   ------   ------   ------   -----
International:
  South America..................................     6        10       10        3        4      33
  Asia Pacific...................................     4         3       11        2        -      20
  Africa and the Former Soviet Union.............     3         2        2        -        -       7
                                                     --        --       --       --       --      --
          Total International....................    13        15       23        5        4      60
Domestic:
  Gulf Coast.....................................     -         -        1        -        4       5
  Rocky Mountains................................     -         -        2        -        2       4
  Mid-Continent..................................     -         -        4        -        -       4
  Alaska.........................................     -         -        -        -        1       1
                                                     --        --       --       --       --      --
          Total Domestic.........................     -         -        7        -        7      14
                                                     --        --       --       --       --      --
          Total..................................    13        15       30        5       11      74
                                                     ==        ==       ==       ==       ==      ==

International Operations

     The Company's international land drilling operations are focused primarily in South America and the Asia Pacific region, where it specializes in drilling that requires equipment specially designed to be transported by helicopter or all-terrain vehicles into remote access areas such as jungle, mountainside or desert locations. Management believes that Parker's 21 heli-rigs, with technologically advanced pumps and power generation systems that are capable of drilling difficult wells in excess of 15,000 feet, have established Parker as the dominant operator in the heli-rig market, with what the Company estimates to be a 75% worldwide market share. Parker traditionally has been a pioneer in frontier areas and is currently working for or has recently worked for operators in China, Russia, Kazakhstan and Vietnam.

     In recent years, many major and independent oil companies have directed a greater portion of their exploration budgets to foreign markets. This is particularly true in South America and the Asia Pacific region, where the demand for land rigs has increased significantly. Parker has benefitted from this trend due to its long-standing presence in these markets and has been able to deploy rigs under longer term contracts at higher dayrates and operating margins than in its domestic operations. Management believes that the demand for drilling services in international markets will continue to grow as demand for oil and gas increases and countries dependent on oil and gas revenues seek to increase their production. The Company intends to capitalize on its global presence and substantial international experience to pursue growth opportunities in both current and developing markets.

     International markets differ from the domestic market in terms of competition, nature of customers, equipment and experience requirements. The majority of international drilling markets have the following characteristics:
(i) a small number of competitors; (ii) customers who are major, large independent or foreign national oil companies; (iii) drilling programs in remote locations requiring drilling equipment with a large inventory of spare parts and other ancillary equipment; and (iv) drilling of difficult wells requiring considerable experience.

     South America. The Company has 33 rigs located in the South American drilling markets of Colombia, Argentina, Paraguay, Peru and Bolivia. Parker's rigs have been upgraded to meet the demands of deep, difficult drilling in these areas. Most of these rigs are currently under contract to major or national oil companies at attractive dayrates. The Company anticipates it will continue to relocate rigs to the South American market to meet increased demand for drilling.

     Asia Pacific Region. The Company operates 13 of its fleet of 21 helicopter transportable rigs in the Asia Pacific region due to the remoteness of the mountainside and jungle drilling performed in this region. Parker entered the Indonesian geothermal market in 1995. In 1996, Parker became the first land drilling contractor to enter the Vietnam market subsequent to the liberalization of Vietnam's trading policy and the lifting of restrictions on doing business with Vietnam. Also in 1996, Parker formed an alliance with the national drilling company in China, pursuant to which Parker is providing project management assistance and rig supervisory personnel to western oil companies in conjunction with Parker's Chinese partner. Parker has the longest presence of any foreign drilling contractor in China, beginning with its first contract in 1980.

     Africa and the Former Soviet Union. Seven of the Company's rigs are currently located in the markets of Africa and the former Soviet Union. After becoming the first western drilling contractor to enter the Russian drilling market in 1991, expansion of Parker's business in this country has been hampered by bureaucratic inefficiencies, constantly changing tax and other laws and political issues that have retarded the investment of capital by major and large independent oil companies in Russia. As a result, Parker has relocated three of its drilling rigs and is in the process of relocating its remaining drilling rig from Russia to Kazakhstan. As anticipated, the recently announced agreement regarding the pipeline to be built to accommodate incremental production from the Tengiz field in Kazakhstan has already increased exploration efforts in this region. In addition to operating Parker's own rigs, Parker recently was awarded a five-year alliance contract by the operator of the Tengiz field to operate and maintain its rigs, including the provision of expatriate and local drilling crews and management of its warehouse, drilling base and mobile equipment fleet.

Domestic Operations

     In the United States, the Company operates land rigs in the Gulf Coast, Rocky Mountain and Mid-Continent regions and the arctic region of Alaska. Industry conditions in the United States land drilling market have recently improved after having been depressed through most of the 1980s and early 1990s. The improved market conditions have resulted in both increased rig utilization and dayrates and shortages for certain types of rigs in certain markets. The increased drilling activity has been reflected in a greater demand for rigs of all depth capabilities, in particular deep drilling rigs such as those owned by the Company. The recent market improvements have been a result of a combination of a general consolidation trend in the industry, higher and more stable oil and natural gas prices and improvements in exploration technology, in particular the greater use of 3-D seismic data and horizontal drilling.

     Of the Company's 14 rigs located in the United States, 13 are SCR electric, six are equipped with top drive units and all are capable of drilling in excess of 15,000 feet. Traditionally, Parker has differentiated itself from its domestic competitors by specializing in the drilling of deep and difficult wells.

Specialty Services

     Helicopter Transportable Rigs. The Company specializes in difficult wells and drilling in remote areas and harsh environments, primarily in international locations. A significant factor contributing to Parker's success in obtaining drilling contracts in remote areas is the use of rigs that are transportable by air, land and water. These rigs have been specially designed and constructed by Parker for quick assembly and disassembly under the proprietary designations "Heli-Hoist(R)" rig, Transportable By Anything(R)("TBA(R)") rig and All-Terrain ("AT2000E(R)") rig. Management believes that Parker's 21 helicopter transportable rigs comprise approximately 75% of the operational helicopter transportable rigs worldwide. The Heli-Hoist(R), TBA(R) and

AT2000E(R) rigs allow Parker to perform drilling operations in remote and otherwise inaccessible locations such as jungle areas, mountainous areas and offshore platforms.

     Deep Drilling. During the U.S. drilling boom of the late 1970s and early 1980s, the Company developed its specialty of deep and difficult drilling, primarily in the Anadarko Basin of Western Oklahoma and the Overthrust Region in the Rocky Mountains. The majority of the expansion of Parker's domestic fleet was built around this deep gas drilling. Parker's largest drilling rig is rated in excess of 35,000 feet.

     During the last several years, drilling activity has shifted from domestic deep gas drilling to international deep oil and gas drilling. While international deep drilling is generally in the range of 15,000 feet to 20,000 feet as opposed to the domestic deep drilling which often exceeds 20,000 feet, Parker has benefitted in the international arena from the development of this expertise, particularly in the deep drilling markets of the Cusiana and Cupiagua fields of Colombia and in northern Argentina.

     Arctic Drilling. The Company has been one of the pioneers in arctic drilling conditions and continues to offer new technology to meet the demand for increased drilling in an ecologically sensitive manner. Parker's most recent development has been the introduction of a self-contained mobile drilling unit capable of being moved in one unit by giant "crawlers" similar to the system used to move rocket thrusters for the space program. The environmentally sensitive rig also has a complete closed-loop mud system and cuttings processing system that eliminate the need for mud pits.

     Geothermal Drilling. The Company also has developed expertise in the area of geothermal drilling. Geothermal operations involve drilling into a pocket of geothermal energy, tapping the source of this energy in the form of steam, hot water or hot rocks and converting this heat into usable forms of energy. The market for geothermal drilling is expanding into several areas of the world, including the Philippines, New Zealand and Indonesia, as various countries elect to access this alternative form of energy.

RENTAL TOOLS

     Quail, based in New Iberia, Louisiana, is a provider of premium rental tools used for land and offshore oil and gas drilling and workover activities. Approximately 70% of Quail's equipment is utilized in offshore and coastal water operations. Since its inception in 1978, Quail's principal customers have been major and independent oil and gas exploration and production companies.

     Quail rents specialized equipment utilized in difficult well drilling and production and workover applications. Quail offers a full line of drill pipe, drill collars, tubing, high- and low-pressure blowout preventers, choke manifolds, casing scrapers and cement and junk mills. During fiscal 1997, Quail entered into a contract with a major oil company to be its preferred provider of rental tools to the land and offshore Texas markets. The Company expects to open prior to calendar year-end a new rental tool facility in Victoria, Texas, in order to service the increasing demand for tools in that region. Approximately 60% of Quail's revenues are realized from rentals for production and workover activities.

     The rental tool industry is currently experiencing increasing demand due to the trend toward outsourcing by oil companies of noncore equipment and services and the significant increase in drilling activity in the Gulf of Mexico. In recent years, major and independent oil companies have liquidated certain ancillary drilling equipment in an effort to improve drilling efficiencies and returns on drilling programs. In addition, drilling activity has increased substantially in the Gulf of Mexico, causing an increase in dayrates for drilling rigs and a further increase in the demand for rental tools. The Company believes that Quail will benefit from such trends.

     During the past three years, Quail has experienced significant growth in revenue and earnings due in general to the growth trends in the oil and gas industry and specifically to the increased production and drilling activity in the Gulf of Mexico and the movement within the industry towards fewer or single source vendors. Quail derives equipment rental revenue primarily from the daily rental charges for its tools, pipe, and related equipment and to a lesser extent by charging customers for ancillary parts and repairs, transportation of the rental items to the customer's location, inspection of rental items as specified by the customer, items its sub-rents from other rental tool companies, the disposal of waste removed from the rental items after their use, and the cost of rental items lost or damaged beyond repair. The operating costs associated with Quail's rentals consist primarily of expenses associated with depreciation, transportation, inspection, maintenance and repair, and related direct overhead.

COMPETITION

     The contract drilling industry is a competitive and cyclical business characterized by high capital and maintenance costs. See "Risk
Factors -- Competition."

     Demand in the offshore drilling markets serviced by the Company has significantly improved from previous years. In the Gulf of Mexico barge drilling and workover markets, the Company competes primarily with Falcon Drilling. However, a few small contractors remain, principally in the barge workover market.

     The land drilling market is generally more competitive than the offshore market due to the larger number of rigs and companies. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price and availability of equipment are significant factors in determining which contractor is awarded a job. In international markets, experience in operating in certain environments and customer alliances have also been factors in the selection of the Company in certain cases, as well as the Company's patented drilling equipment for remote drilling projects. The Company believes that the market for land drilling contracts will continue to be competitive for the foreseeable future. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

     Management believes that Quail is one of the four leading rental tool companies in the offshore Gulf of Mexico. A number of Quail's competitors in the Gulf of Mexico and in the Gulf Coast land markets are substantially larger than, and have greater financial resources than, Quail.

CUSTOMERS AND DRILLING CONTRACTS

     The Company believes it has developed an international reputation for providing efficient, quality drilling services. A key for advancing the Company's business strategy is maintaining and developing relationships and strategic alliances with its customers. An increasing number of the Company's customers have been seeking to establish exploration or development drilling programs based on partnering relationships or alliances with a limited number of preferred drilling contractors. Such relationships or alliances can result in longer term work and higher efficiencies that increase profitability for drilling contractors at a lower overall well cost for oil companies. The Company is currently a preferred contractor for operators in certain domestic and international locations, which management believes is a result of the Company's quality, service and experience.

     The Company's drilling rigs are generally operated under individual dayrate contracts. Drilling contracts generally cover either the drilling of a specified well or wells for a stated term. Historically, most domestic contracts have been on a well-to-well basis while contracts in the international markets frequently are offered on a term basis. Because the Company focuses on drilling deep and difficult wells in both domestic and international markets, contracts typically last longer than 90 days. Certain of Parker's contracts in Colombia have three-year terms with early termination penalties. Mallard's contracts in Nigeria have two- to three-year stated terms but provide no contractual penalties for early termination.

     The Company's drilling customer base consists of major, independent and foreign national oil and gas companies. The Company's two largest customers accounted for approximately 19% and 18% of total revenues for fiscal year 1996 and its largest customer accounted for approximately 13% of total revenues for fiscal year 1997.

LEGAL PROCEEDINGS

     The Company is a party to certain legal proceedings that have resulted from the ordinary conduct of its business. In the opinion of the Company's management, none of these proceedings is expected to have a material adverse effect on the Company.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The U.S. Gulf Coast market, and particularly the shallow water areas where the Company's contract drilling service operations are concentrated, are ecologically sensitive. As a result, environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of the oil companies to drill in these areas. U.S. laws and regulations applicable to the Company's operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. The Company, as an operator of drilling rigs in navigable U.S. waters and certain offshore areas, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and ground water. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of the new requirements could have a material adverse effect on the Company.

     The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of both onshore and offshore facilities operating in or near waters of the United States, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters. The Company believes that it is in substantial compliance with such laws, rules and regulations.

     The OPA and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party of oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. The OPA establishes liability limits (subject to indexing) for offshore drilling rigs. If functioning as an offshore facility, the offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with liability limits of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount, the offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits for all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility (to cover at least some costs in a potential spill) and preparation of an oil spill contingency plan. Amendments to the OPA adopted earlier this year reduced the amount of financial responsibility required for "offshore facilities" from $150 million to $35 million, but such amendments did not reduce the amount of financial responsibility required for "tank vessels." Since the Company's offshore drilling rigs are typically classified as tank vessels, the recent amendments to the OPA are not expected to have a significant effect on the Company's operations. A failure to comply with ongoing requirements or inadequate cooperation in a spill may even subject a responsible party to civil or criminal enforcement actions.

     In addition, the Outer Continental Shelf Lands Act authorized regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental-related lease conditions or regulations issues pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     All of the Company's operating domestic barge drilling rigs have zero discharge capabilities as required by law. In addition, in recognition of environmental concerns regarding dredging of inland waters and permitting requirements, the Company conducts negligible dredging operations and approximately two-thirds of the Company's offshore drilling contracts involve directional drilling, which minimizes the need for dredging. However, the existence of such laws and regulations has had and will continue to have a restrictive effect on the Company and its customers.

     The drilling industry is dependent on the demand for services from the oil and gas exploration and development industry and, accordingly, is affected by changes in laws relating to the energy business. The Company's business is affected generally by political developments and by federal, state, local and foreign laws and regulations that may relate directly to the oil and gas industry. The adoption of laws and regulations, both domestic and foreign, that curtail exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling opportunities.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company as of September 30, 1997.

                        NAME                           AGE                    POSITION
                        ----                           ---                    --------
Robert L. Parker.....................................  74    Chairman of the Board of Directors
Robert L. Parker Jr..................................  48    President and Chief Executive Officer
James W. Linn........................................  51    Executive Vice President and Chief
                                                             Operating Officer
James J. Davis.......................................  50    Senior Vice President - Finance and Chief
                                                               Financial Officer
Randy L. Ellis.......................................  45    Controller
Bernard J. Duroc-Danner..............................  44    Director
David L. Fist........................................  66    Director
Earnest F. Gloyna....................................  76    Director
R. Rudolph Reinfrank.................................  42    Director

     The following is a brief description of the background and principal occupation of each director and executive officer:

     Robert L. Parker, Chairman of the Board, has been a Director since 1954 and served as President of the Company from 1954 until October 1977, when he was elected Chairman and Chief Executive Officer. Since December 1991, he has retained the position of Chairman. He serves on the board of directors of MAPCO Inc., a diversified energy company; Clayton Williams Energy, Inc., a company engaged in exploration and production of oil and natural gas; and BOK Financial Corporation, a bank holding company organized under the laws of the State of Oklahoma. Mr. Parker also serves on the board of directors of the American Petroleum Institute and the National Petroleum Council. He is the father of Robert L. Parker Jr.

     Robert L. Parker Jr. has been a Director since 1973 and is President and Chief Executive Officer. He joined the Company in 1973 and was elected President and Chief Operating Officer in 1977 and Chief Executive Officer in December 1991. He was elected Vice President in 1973 and Executive Vice President in 1976. He currently serves on the board of directors of Alaska Air Group, Inc., the holding company for Alaska Airlines and Horizon Air Industries. He is the son of Robert L. Parker.

     James W. Linn has been a Director since 1986, is Executive Vice President and Chief Operating Officer of the Company and has general charge of the Company's business affairs and its officers. He joined the Company in 1973 in the Company's international department. He then served in the Company's domestic operations, being named northern U.S. district manager in 1976. Mr. Linn was elected Vice President of U.S. and Canada operations in 1979, was promoted to Senior Vice President in September 1981 and was elected to his present position in December 1991.

     James J. Davis serves as Senior Vice President-Finance and Chief Financial Officer. He joined Parker in November 1991 as Vice President-Finance and Chief Financial Officer and was promoted to his current position in December 1996. From 1986 through 1991, Mr. Davis was vice president and treasurer of MAPCO Inc., a diversified energy company with interests in natural gas liquids marketing and transportation, oil refining and retail motor fuel marketing. He serves as a member of the board of directors of Dollar Rent A Car Finance Company.

     Randy L. Ellis was elected Corporate Controller in June 1991. He joined Parker in 1979 as general accounting supervisor and was named manager of general accounting in May 1983.

     Bernard J. Duroc-Danner has been a Director since November 1996. Mr. Duroc-Danner has been President, Chief Executive Officer and a director of EVI, Inc., the former parent company of Mallard, for more than the past five years. EVI, Inc. is an international manufacturer and supplier of oilfield equipment.

Mr. Duroc-Danner is also a director of Dailey International Inc., a provider of services and equipment to the oil and gas industry.

     David L. Fist, a Director since 1986, is a member of the law firm of Rosenstein, Fist & Ringold, Tulsa, Oklahoma, having been associated with the firm since 1955. He serves as a director of Peoples State Bank and Alliance Business Investment Company, a federally licensed small business investment company.

     Earnest F. Gloyna has been a Director since 1978 and is presently a chaired professor in Environmental Engineering at the University of Texas at Austin. He served as dean, College of Engineering, from April 1970 to August 1987. He is also a consultant in environmental engineering through Earnest F. Gloyna Enterprises, and is president of Gloyna Properties, Inc. Dr. Gloyna serves as a member of the board of trustees of Southwest Research Institute, a nonprofit research institute that does contract research work for government and industry.

     R. Rudolph Reinfrank has been a Director since 1993. Since January 1, 1997, he has been Managing General Partner of Coldstream Capital LLC, Los Angeles, California. From May 1993 to December 1996, Mr. Reinfrank was a managing director of the Davis Companies, the holding company for the Marvin Davis family. From January 1, 1988 through June 30, 1993, Mr. Reinfrank was executive vice president of Shamrock Holdings, Inc., the holding company for the Roy E. Disney family. From January 1990 through December 1992, Mr. Reinfrank also served as managing director of Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc., the general partner and management services company respectively, for Trefoil Capital Investors, L.P.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 121,942,000 authorized shares of stock, consisting of (a) 120,000,000 shares of Common Stock, having a par value of $.16 2/3 per share, and (b) 1,942,000 shares of Preferred Stock, having a par value of $1.00 per share. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Certificate of Incorporation (the "Company's Charter"), and By-Laws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of August 31, 1997, there were 76,679,669 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be upon issuance, fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. The Company is subject to certain restrictions on the payment of dividends on, and the repurchase or redemption of, the Common Stock under the provisions of the Senior Credit Facility and the indenture for the 9 3/4% Senior Notes. See "Price Range of Common Stock and Dividends."

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

     The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

     Under the Company's Charter, the Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 1,942,000 shares of Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors. As of the date of this Prospectus, no shares of Preferred Stock are outstanding or designated as to series. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the designations, voting powers, dividend rates, conversion rights, redemption rights, liquidation price and other rights, and the qualifications, limitations or restrictions thereof. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock; and (iv) limitation on the right of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     The Company's Charter contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

     The Company's By-Laws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with each class as nearly equal in number as possible. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's By-Laws. In addition, the By-Laws require written application by the holders of 75% of the Company's outstanding voting stock to call a special stockholders' meeting.

     Certain outstanding contracts binding on the Company with respect to certain employees may render more difficult the removal of management or attempts to acquire control of the Company.

     As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 1,942,000 shares; Preferred Stock may be issued from time to time in one or more series; and the Board of Directors, without further approval of the stockholders, is authorized to fix the designations, preferences, rights, qualifications, limitations and restrictions applicable to each series of Preferred Stock. One possible result of authorizing the Board of Directors to determine such designations, preferences, rights, qualifications, limitations and restrictions is to eliminate delays associated with a stockholder vote on specific issuance. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     The Company is incorporated under the laws of State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15 percent or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the time such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporations's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Since the Company has not amended its Restated Certificate of Incorporation or By-Laws to exclude the application of Section 203, such section does apply to the Company and thus may inhibit an interested stockholder's ability to engage in a business combination with the Company.

     Certain affiliates of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), one of the underwriters for this Offering, at October 17, 1997 held for the benefit of various accounts and funds an aggregate of approximately 14,753,500 shares of Common Stock, or approximately 19.2% of the total outstanding shares of Common Stock. Although a substantial portion of the shares held by such affiliates are held for the accounts of persons unaffiliated with DLJ and such affiliates of DLJ do not have a pecuniary interest in such shares other than through the managerial relationship with respect to such shares, the holding of such shares by such affiliates of DLJ could result in DLJ being considered to be an interested stockholder or associate of an interested stockholder for purposes of Section 203, which would prevent DLJ and its affiliates from engaging in a business combination with the Company. The Company and DLJ believe that a purchase of shares pursuant to an underwriting agreement by an underwriter with the view to distribution, and not for its account or for the account of any of its affiliates, is not the type of transaction intended to be covered by Section 203. Nevertheless, DLJ and the Company have agreed that DLJ will manage the underwriting but will not purchase any shares from the Company pursuant to the Underwriting Agreement. In connection therewith, DLJ has agreed with each of the three co-managers in the Offering to assume the economic responsibility with regard to their pro-rata portion of the additional amount of the shares that they agree to underwrite which would customarily be underwritten by DLJ and, in exchange for DLJ assuming such economic responsibility, each of the three co-managers will pay DLJ a fee equal to the amount of the underwriting commission applicable to each such share.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions:


                                                               NUMBER OF
                                                               SHARES OF
UNDERWRITER                                                   COMMON STOCK
Donaldson, Lufkin & Jenrette Securities Corporation.........    See below(1)
Jefferies & Company, Inc....................................
Bear, Stearns & Co. Inc.....................................
Prudential Securities Incorporated..........................
                                                               ----------
          Total.............................................   10,000,000
                                                               ==========


---------------


(1) Certain affiliates of DLJ at October 17, 1997 held for the benefit of various accounts and funds an aggregate of approximately 14,753,500 shares of Common Stock, or approximately 19.2% of the total outstanding shares of Common Stock. As described under "Description of Capital Stock -- Possible Anti-Takeover Provisions," because of this holding and the provisions of
    Section 203 of the Delaware General Corporation Law relating to transactions between a Delaware corporation and stockholders owning 15% or more of the corporation's voting stock, DLJ will not purchase any shares from the Company pursuant to the Underwriting Agreement, but it has agreed with each of the three co-managers in the Offering to assume the economic responsibility with regard to their pro-rata portion of the number of shares set forth opposite DLJ's name and, in exchange for DLJ assuming such economic responsibility, each of the three co-managers will pay DLJ a fee equal to the amount of the underwriting commission net of expenses applicable to each such share. See "Description of Capital Stock -- Possible Anti-Takeover Provisions."


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than those covered by the over-allotment option described below) must be purchased.

     The Underwriters initially propose to offer the Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (who may include
the Underwriters) at such price, less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may re-allow to certain
other dealers, a concession not in excess of $     per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Underwriters. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Common Stock in any jurisdiction where action for that purpose is required. The Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of the Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end either of these activities at any time.

     The Company, and its directors and executive officers, have each agreed that, subject to certain exceptions, during the period beginning on the date of this Prospectus and continuing to and including the 90th day after such date, they will not, directly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to acquire shares of Common Stock without the written consent of DLJ and Jefferies & Company, Inc. ("Jefferies").

     In July 1997, the four firms acting as Underwriters of the Common Stock offered hereby also acted as underwriters of the Company's offering of Convertible Notes and received usual and customary fees. Jefferies has provided investment banking and financial advisory services to the Company in the past, including acting as lead managing underwriter in the Company's July 1996 and April 1997 offerings of Common Stock and placement agent in the Company's offering of 9 3/4% Senior Notes in November 1996 and rendering a fairness opinion to the Company's Board of Directors in connection with the Mallard Acquisition. In each case, Jefferies received usual and customary fees. Jefferies is providing financial advisory services to Hercules in connection with the Hercules Acquisition, for which Jefferies will receive usual and customary fees. Prudential Securities Incorporated acted as co-manager in the Company's July 1996 and April 1997 offerings of Common Stock and received usual and customary fees.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheets as of August 31, 1997 and 1996, and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1997, incorporated by reference in this Prospectus, have been incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The combined balance sheets of Mallard Bay Drilling Division of EVI, Inc. as of December 31, 1995 and 1994 and the combined statement of income, equity investments and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The balance sheets of Quail Tools, Inc. as of December 31, 1995 and 1994 and the related statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption in 1994 of the method of accounting for certain investments in debt and equity securities prescribed by Statement of Financial Accounting Standards No. 115.


     The balance sheet of Hercules Offshore Corporation as of December 31, 1996 and the related statement of income, shareholder's equity and cash flows of the Predecessor Company for the four months ended April 30, 1996 and the statement of income, shareholder's equity and cash flows of the company for the eight months ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which report is included herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.



     The balance sheet of Hercules Rig Corp. as of December 31, 1996 and the related statements of income, shareholder's equity and cash flows for the year ended December 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, which report is incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.



                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

           =========================================================

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
Incorporation of Certain Documents by
  Reference.............................    3
Prospectus Summary......................    4
Disclosure Regarding Forward-Looking
  Statements............................   10
Risk Factors............................   10
Hercules Acquisition....................   14
Use of Proceeds.........................   14
Capitalization..........................   15
Price Range of Common Stock and
  Dividends.............................   16
Unaudited Pro Forma Combined Financial
  Statements............................   17
Selected Consolidated Financial Data....   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   23
Business................................   28
Management..............................   40
Description of Capital Stock............   42
Underwriting............................   44
Legal Matters...........................   45
Experts.................................   45
Available Information...................   46

           =========================================================
           =========================================================
                               10,000,000 SHARES

                             [PARKER DRILLING LOGO]

                                PARKER DRILLING
                                    COMPANY
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           JEFFERIES & COMPANY, INC.

                            BEAR, STEARNS & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED
                                        , 1997
           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Company in connection with the issuance and distribution of the shares of Common Stock registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the registration and NASD filing fees.

Registration fee............................................    $ 56,107
NASD filing fee.............................................      19,015
Fees and expenses of accountants............................      50,000
Fees and expenses of legal counsel of the Company...........      75,000
Printing and engraving expenses.............................     125,000
Transfer agent and registrar fees and expenses..............       5,000
Miscellaneous...............................................      69,878
                                                                --------
          Total.............................................    $400,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the Company, to the full extent authorized by the Delaware General Corporation Law.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware General Corporation Law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which the director received an improper personal benefit.

     The Company is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its By-Laws. In addition, directors and officers are insured, at the Company's expense, against certain liabilities which might arise out of their employment and are not subject to indemnification under the By-Laws.

     The foregoing summaries are necessarily subject to the complete text of the statute, Restated Certificate of Incorporation, By-Laws and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

     The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:


      EXHIBIT NO.                                  EXHIBITS
      -----------                                  --------
          *1.1           -- Form of Underwriting Agreement
           2.1           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and
                            Trenergy (Malaysia) BHD (incorporated by reference to
                            Exhibit 10(n) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           2.2           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and Rashid
                            & Lee Nominees SDN BHD (incorporated by reference to
                            Exhibit 10(o) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           4.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's S-3 Registration Statement No.
                            333-22987)
           4.2           -- Certificate of Retirement of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the
                            Company's S-3 Registration Statement No. 333-22987)
           4.3           -- By-Laws of the Company (incorporated by reference to
                            Exhibit 3(b) to Annual Report on Form 10-K for the year
                            ended August 31, 1992, as amended by Form 8 dated
                            February 18, 1993)
           4.4           -- Indenture dated as of November 12, 1996 among the
                            Company, as issuer, certain Subsidiary Guarantors (as
                            defined therein) and Texas Commerce Bank National
                            Association, as trustee (incorporated by reference to
                            Exhibit 4.3 to the Company's S-4 Registration Statement
                            No. 333-19317)
           4.5           -- Term Loan Agreement dated as of November 8, 1996 between the Company and ING (U.S.) Capital Corporation
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q/A for the three
                            months ended November 30, 1996)
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
        **23.1           -- Consent of Coopers & Lybrand L.L.P.
        **23.2           -- Consent of Arthur Andersen LLP
        **23.3           -- Consent of Arthur Andersen LLP
        **23.4           -- Consent of KPMG Peat Marwick LLP
          23.5           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Powers of Attorney


------------


*  Previously filed



** Filed herewith


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or

     497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 31st day of October, 1997.


                                            PARKER DRILLING COMPANY

                                            By   /s/ ROBERT L. PARKER JR.
                                             -----------------------------------
                                               Robert L. Parker Jr.
                                               President and Chief Executive
                                               Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 31, 1997.


                      SIGNATURE                                              TITLE
                      ---------                                              -----
(i) Principal executive officer:

/s/ ROBERT L. PARKER JR.                                     President, Chief Executive Officer and
-----------------------------------------------------                       Director
Robert L. Parker Jr.

(ii) Principal financial officer:

/s/ JAMES J. DAVIS                                         Senior Vice President -- Finance and Chief
-----------------------------------------------------                  Financial Officer
James J. Davis

(iii) Principal accounting officer:

/s/ RANDY L. ELLIS                                                    Corporate Controller
-----------------------------------------------------
Randy L. Ellis

(iv) Directors:

                     *
-----------------------------------------------------
Robert L. Parker

                     *
-----------------------------------------------------
James W. Linn

                     *
-----------------------------------------------------
Bernard Duroc-Danner

                     *
-----------------------------------------------------
David L. Fist

                     *
-----------------------------------------------------
Earnest F. Gloyna

                     *
-----------------------------------------------------
R. Rudolph Reinfrank


*By:       /s/ JAMES J. DAVIS
     ------------------------------------------------
                  (James J. Davis,
                  Attorney-in-Fact)

                               INDEX TO EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------

          *1.1           -- Form of Underwriting Agreement
           2.1           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and
                            Trenergy (Malaysia) BHD (incorporated by reference to
                            Exhibit 10(n) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           2.2           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and Rashid
                            & Lee Nominees SDN BHD (incorporated by reference to
                            Exhibit 10(o) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           4.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's S-3 Registration Statement No.
                            333-22987)
           4.2           -- Certificate of Retirement of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the
                            Company's S-3 Registration Statement No. 333-22987)
           4.3           -- By-Laws of the Company (incorporated by reference to
                            Exhibit 3(b) to Annual Report on Form 10-K for the year
                            ended August 31, 1992, as amended by Form 8 dated
                            February 18, 1993)
           4.4           -- Indenture dated as of November 12, 1996 among the
                            Company, as issuer, certain Subsidiary Guarantors (as
                            defined therein) and Texas Commerce Bank National
                            Association, as trustee (incorporated by reference to
                            Exhibit 4.3 to the Company's S-4 Registration Statement
                            No. 333-19317)
           4.5           -- Term Loan Agreement dated as of November 8, 1996 between the Company and ING (U.S.) Capital Corporation
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q/A for the three
                            months ended November 30, 1996)
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
        **23.1           -- Consent of Coopers & Lybrand L.L.P.
        **23.2           -- Consent of Arthur Andersen LLP
        **23.3           -- Consent of Arthur Andersen LLP
        **23.4           -- Consent of KPMG Peat Marwick LLP
          23.5           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Powers of Attorney


------------


 * Previously filed



** Filed herewith